Exhibit 99.1

BRP INC.

ANNUAL INFORMATION FORM

Fiscal year ended January 31, 2019

March 21, 2019

EXPLANATORY NOTES

The information in this annual information form (the “Annual Information Form”) is stated as at January 31, 2019, unless otherwise indicated.

Unless otherwise noted or required by the context, the “Company” and “BRP” refer to BRP Inc. and its direct and indirect subsidiaries and predecessors or other entities controlled by them.

Unless otherwise indicated, all references to “$” or “dollars” are to Canadian dollars and references to “US$” or “U.S. dollars” are to United States dollars. Amounts are stated in Canadian dollars unless indicated to the contrary.

All references to “Fiscal 2019” are to the Company’s fiscal year ended January 31, 2019, to “Fiscal 2018” are to the Company’s fiscal year ended January 31, 2018 and to “Fiscal 2017” are to the Company’s fiscal year ended January 31, 2017.

All references to “season” throughout this Annual Information Form have different meanings depending on the applicable type of vehicle and region. Please refer to the following table for a description of such meanings:

North America
ATVs and SSVs	12 months ended June 30
Three-wheeled on-road vehicles	12 months ended October 31
Snowmobiles	12 months ended March 31
PWCs	12 months ended September 30
Outboard engines	12 months ended June 30
Boats	12 months ended July 31
Scandinavia
Snowmobiles	12 months ended June 30
All Other Regions and Territories
All products	Calendar year (12 months ended December 31)

Any references to seasonal data for multiple products refer to each product’s respective season for the specific year indicated.

Certain capitalized terms and phrases used in this Annual Information Form are defined in the “Glossary of Terms” beginning on page 66.

Forward-Looking Statements

Certain statements in this Annual Information Form about the Company’s current and future plans, expectations and intentions, results, levels of activity, performance, goals or achievements or any other future events or developments constitute forward-looking statements. The words “may”, “will”, “would”, “should”, “could”, “expects”, “plans”, “intends”, “trends”, “indications”, “anticipates”, “believes”, “estimates”, “predicts”, “likely” or “potential” or the negative or other variations of these words or other comparable words or phrases, are intended to identify forward-looking statements.

Forward-looking statements are based on estimates and assumptions made by the Company in light of its experience and perception of historical trends, current conditions and expected future developments, as well as other factors that the Company believes are appropriate and reasonable in the circumstances, but there can be no assurance that such estimates and assumptions will prove to be correct or that the Company’s business guidance, objectives, plans and strategic priorities will be achieved.

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Many factors could cause the Company’s actual results, level of activity, performance or achievements or future events or developments to differ materially from those expressed or implied by the forward-looking statements, including, without limitation, the following factors, which are discussed in greater detail under the heading “Risk Factors” of this Annual Information Form: impact of adverse economic conditions on consumer spending; decline in social acceptability of the Company’s products; fluctuations in foreign currency exchange rates; high levels of indebtedness; unavailability of additional capital; unfavourable weather conditions; seasonal sales fluctuations; inability to comply with product safety, health, environmental and noise pollution laws; large fixed cost base; inability of dealers and distributors to secure adequate access to capital; supply problems, termination or interruption of supply arrangements or increases in the cost of materials; competition in product lines; inability to successfully execute growth strategy; international sales and operations; failure of information technology systems or security breach; failure to maintain an effective system of internal control over financial reporting and to produce accurate and timely financial statements, loss of members of management team or employees who possess specialized market knowledge and technical skills; inability to maintain and enhance reputation and brands; significant product liability claim; significant product repair and/or replacement due to product warranty claims or product recalls; reliance on a network of independent dealers and distributors; inability to successfully manage inventory levels; intellectual property infringement and litigation; inability to successfully execute manufacturing strategy; covenants in financing and other material agreements; changes in tax laws and unanticipated tax liabilities; deterioration in relationships with employees; pension plan liabilities; natural disasters; failure to carry proper insurance coverage; volatile market price for Subordinate Voting Shares; conduct of business through subsidiaries; significant influence by Beaudier Group and Bain Capital; and future sales of Subordinate Voting Shares by Beaudier Group, Bain Capital, directors, officers or senior management of the Company. These factors are not intended to represent a complete list of the factors that could affect the Company; however, these factors should be considered carefully.

The purpose of the forward-looking statements is to provide the reader with a description of management’s expectations regarding the Company’s financial performance and may not be appropriate for other purposes; readers should not place undue reliance on forward-looking statements made herein. Furthermore, unless otherwise stated, the forward-looking statements contained in this Annual Information Form are made as of the date of this Annual Information Form, and the Company has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable securities regulations. The forward-looking statements contained in this Annual Information Form are expressly qualified by this cautionary statement.

The Company made a number of economic and market assumptions in preparing and making forward-looking statements. The Company is assuming reasonable industry growth ranging from flat to high-single digits, moderate market share gains in Year-Round Products and Seasonal Products and constant market share for the Marine segment. The Company is also assuming interest rates increasing modestly, currencies remaining at near current levels and inflation in line with central bank expectations in countries where the Company is doing business.

IFRS and Non-IFRS Measures

The Company’s financial statements, available on SEDAR at www.sedar.com, have been prepared in accordance with International Financial Reporting Standards (“IFRS”).

This Annual Information Form makes reference to certain non-IFRS measures. These measures are not recognized measures under IFRS, do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. The Company believes non-IFRS measures are important supplemental measures of

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financial performance because they eliminate items that have less bearing on the Company’s financial performance and thus highlight trends in its core business that may not otherwise be apparent when relying solely on IFRS measures. Management also uses non-IFRS measures in order to facilitate financial performance comparisons from period to period, prepare annual operating budgets, assess the Company’s ability to meet its future debt service, capital expenditure and working capital requirements, and also, as a component in the determination of the short-term incentive compensation for the Company’s employees. While management believes that the presentation of non-IFRS measures is appropriate, non-IFRS measures have important limitations as analytical tools, and readers should not consider them in isolation, or as substitutes for analysis of the Company’s results as reported under IFRS. Refer to the sections entitled “Non-IFRS Measures” and “Selected Consolidated Financial Information – Reconciliation Tables” of the Company’s management’s discussion and analysis for Fiscal 2019, available on SEDAR at www.sedar.com, for definitions and reconciliations of Normalized EBITDA and Normalized Net Income to the most directly comparable IFRS measure.

Market and Industry Data

The Company has obtained the market and industry data presented in this Annual Information Form from a combination of internal surveys, third-party information and the estimates of the Company’s management. There are limited sources that report on the Company’s markets and industries. As such, much of the market and industry data presented in this Annual Information Form is based on internally generated management estimates, including estimates based on extrapolations from third party surveys of the industries in which the Company competes. While the Company believes internal surveys, third-party information and estimates of the Company’s management are reliable, the Company has not verified them, nor have they been verified by any independent sources and the Company has no assurance that the information contained in third-party websites is current and up-to-date. While the Company is not aware of any misstatements regarding the market and industry data presented in this Annual Information Form, such data involves risks and uncertainties and are subject to change based on various factors, including those factors discussed under “Forward-Looking Statements” and “Risk Factors”.

Trademarks and Tradenames

This Annual Information Form refers to trademarks, such as Alumacraft®, BRP®, Can-Am®, Evinrude®, Johnson®, Lynx®, Manitou®, Sea-Doo®, Ski-Doo® and Rotax®, which are protected under applicable intellectual property laws and are the property of the Company. Solely for convenience, the Company’s trademarks and tradenames referred to in this Annual Information Form may appear without the ® or ™ symbol, but such references are not intended to indicate, in any way, that the Company will not assert, to the fullest extent under applicable law, its rights to these trademarks and tradenames. All other trademarks used in this Annual Information Form are the property of their respective owners.

CORPORATE STRUCTURE

Incorporation and Office

The Company was incorporated under the Canada Business Corporations Act on May 1, 2003 under the name J.A. Bombardier (J.A.B.) Inc. On June 28, 2006, the Company was amalgamated with 4308042 Canada Inc., a wholly-owned subsidiary of the Company. On April 12, 2013, the Company filed articles of amendment to change its name to BRP Inc. Immediately prior to the closing of its initial public offering on May 29, 2013 (the “IPO”), the Company filed articles of amendment to reorganize its authorized and issued share capital as described under “Description of the Capital Structure”.

The Company’s head and registered office is located at 726 Saint-Joseph Street, Valcourt, Québec, J0E 2L0.

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Intercorporate Relationships

The following organization chart indicates the inter-corporate relationships of the Company and its material subsidiary entities together with the jurisdiction of incorporation or constitution of each such entity as at the date hereof:

Certain subsidiaries of the Company, each of which represented not more than 10% of the consolidated assets and not more than 10% of the consolidated revenue of the Company, and all of which, in the aggregate, represented not more than 20% of the total consolidated assets and the total consolidated revenue of the Company as at the date hereof, have been omitted.

GENERAL DEVELOPMENT OF THE BUSINESS

General

BRP’s origins date back to 1937 when founder Joseph-Armand Bombardier obtained his first patent for a tracked vehicle used for travelling on snow. In 1959, the Company gave birth to the recreational snowmobile by introducing the first lightweight single-track two-passenger snowmobile under the Ski-Doo brand.

In 1968, the Company launched the industry’s first personal watercraft under the Sea-Doo brand, and in 1970, the Company acquired the maker of Rotax engines. In 1989, the Company acquired the Finnish company Nordtrac Oy, the maker of the Lynx brand of snowmobiles. A decade later, the Company entered a new powersports category when it began selling all-terrain vehicles (“ATVs”), which are now branded Can-Am. In 2001, the Company acquired the outboard engine related assets of Outboard Marine Corporation (OMC), including the Evinrude and Johnson brands.

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In 2003, while operating as a division of Bombardier Inc., the Company was sold by Bombardier Inc. to an investor group including Bain Capital Luxembourg Investments S.à r.l. (“Bain Capital”), members of the Bombardier and Beaudoin families and Caisse de dépôt et placement du Québec (“CDPQ”).

In 2007, the Company entered the on-road market and created a new on-road product category with the introduction of the Spyder three-wheeled vehicle (“3WV”). In 2010, the Company added another product to its portfolio with the introduction of its first recreational side-by-side vehicle (“SSV”) under the Can-Am brand. In 2012, BRP decided to cease the manufacturing of sport boats and announced that it would offer its jet boat propulsion technology to boat builders.

In June 2018, the Company completed the acquisition of Alumacraft Boat Co. (“Alumacraft”) for a total cash consideration of U.S. $61.0 million ($80.9 million). Alumacraft is a recreational boat manufacturer with two manufacturing facilities located in St. Peter, Minnesota (United States) and in Arkadelphia, Arkansas (United States).

In connection with the acquisition of Alumacraft, the Company established a Marine Group, thereby creating two operating and reportable segments: Powersports and Marine. The Powersports segment includes Year-Round Products, Seasonal Products and Powersports PAC and OEM Engines. The Marine segment includes outboard and jet boat engines, boats and related PAC and other services.

In August 2018, the Company completed the acquisition of Triton Industries, Inc. (“Triton”) for a total cash consideration of U.S. $75.0 million ($97.4 million). Triton is a manufacturer of pontoon boats under the Manitou brand with a manufacturing facility located in Lansing, Michigan (United States). The Alumacraft and Triton acquisitions are expected to allow the Company to pursue its growth strategy in the marine market, and to create synergies with the existing operations of the Company.

In September 2018, the Company introduced the Ryker, a 3VW under the Can-Am brand. The Ryker is in the same product category as the Spyder but it is offered at a lower purchase price.

Public Offerings and Other Transactions

The Company completed its IPO in 2013. Since then, the Company’s subordinate voting shares (the “Subordinate Voting Shares”) are listed on the Toronto Stock Exchange (“TSX”) under the symbol “DOO”.

On June 1, 2017, the Company announced a substantial issuer bid (“SIB”) pursuant to which it completed on July 21, 2017 the purchase for cancellation of a total of 8,599,508 Subordinate Voting Shares (representing approximately 7.7% of the total number of Shares issued and outstanding as of such date) at a price of $40.70 per Share for an aggregate consideration of approximately $350 million. Prior to the completion of the SIB, Beaudier Group, Bain Capital and CDPQ converted respectively 3,168,019, 2,438,724 and 464,129 of multiple voting shares of the Company (the “Multiple Voting Shares”, and collectively with the Subordinate Voting Shares, the “Shares”) into an equivalent number of Subordinate Voting Shares. These converted shares were repurchased in the SIB.

In addition, over the last three financial years, the Company repurchased for cancellation 3,396,074 (from March 2016 to September 2016), 3,078,999 (from March 2017 to March 2018) and 3,625,271 (from April 2018 to July 2018) of its outstanding Subordinate Voting Shares through normal course issuer bids.

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On October 17, 2017, Beaudier Group, Bain Capital, CDPQ and other selling shareholders completed a bought deal secondary offering (the “2017 Secondary Offering”) pursuant to which they sold an aggregate of 10,000,000 Subordinate Voting Shares at a price of $43.35 per Subordinate Voting Share for aggregate gross proceeds of $433,500,000. The Company did not receive any of the proceeds from the 2017 Secondary Offering.

On September 14, 2018, the Company completed the listing of its Subordinate Voting Shares on the Nasdaq Global Select Market under the symbol “DOOO”.

On September 18, 2018, Beaudier Group, Bain Capital and other selling shareholders completed a secondary offering (the “2018 Secondary Offering”) pursuant to which they sold an aggregate of 8,700,000 Subordinate Voting Shares at a price of US$47.00 per Subordinate Voting Share for aggregate gross proceeds of US$408,900,000. The Company did not receive any of the proceeds from the 2018 Secondary Offering.

As at March 20, 2019, 43,040,023 Subordinate Voting Shares and 54,101,384 Multiple Voting Shares of the Company were issued and outstanding.

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BUSINESS OF THE COMPANY AND ITS INDUSTRY

Overview of the Company

BRP is a global leader in the design, development, manufacturing, distribution and marketing of powersports vehicles and marine products. The Company is a diversified manufacturer of powersports vehicles and marine products, providing enthusiasts with a variety of exhilarating, stylish and powerful products for all year-round use on a variety of terrains.

The Company is a brand of choice for true powersports and boating enthusiasts. BRP’s products are recognized by stunning designs, powerful and efficient engines, and the incorporation of advanced technologies that drive industry-leading performance. BRP aims to continuously enhance the consumer experience through new features and models in a variety of ways, including enhancing rider ergonomics, adding safety features, enhancing engine performance and reducing environmental impact.

The Company’s diversified portfolio of brands and products includes, under the Powersports segment, year-round products such as Can-Am ATVs, SSVs and 3WVs, seasonal products such as Ski-Doo and Lynx snowmobiles and Sea-Doo PWCs and Rotax engines for karts, motorcycles and recreational aircraft, and under the Marine segment, Evinrude outboard boat engines, Rotax engines for jet boats, and Alumacraft and Manitou boats. Additionally, the Company supports its line of products with a dedicated PAC business.

The Company employs approximately 12,500 people worldwide. It sells its products in over 100 countries. In Fiscal 2019, BRP achieved revenues, normalized EBITDA, net income and normalized net income of $5,243.8 million, $655,9 million, $227.3 million, and $308.6 million, respectively.

The following charts1 set forth the percentage of the Company’s revenues generated by each of its product category in Fiscal 2019 and Fiscal 2018, respectively:

(1) Figures for Fiscal 2018 have been created for purposes of the comparison to reflect the creation of the Marine Group in Fiscal 2019.

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The powersports industry is comprised of several product categories. The majority of powersports products are used for recreational purposes. Certain products, primarily ATVs and SSVs, are also used for utility purposes, such as for agriculture, construction, military and other commercial applications. BRP competes in the ATV, SSV, snowmobile and PWC categories, and in the three-wheeled vehicles category of motorcycles with the Can-Am Spyder and Ryker 3WVs. BRP’s competition primarily comes from North American and Asian manufacturers.

The marine industry is composed of marine engines, boats and their respective PAC businesses. BRP competes in the marine engine product category with the Evinrude outboard engines and the Rotax engines for jet boats and in the boat product category with the Alumacraft and Manitou boats.

The markets for BRP’s products are highly competitive based on a number of factors, including innovation, performance, price, technology, product features, design and ergonomics, fit and finish, brand loyalty, quality, warranties and distribution. Management believes consumer demand for powersports vehicles and marine products is mostly influenced by macroeconomic conditions, product life cycles, the introduction of new features, technologies and products, brand recognition and the maintenance of extensive and engaged distribution networks.

Powersports and marine products are sold through networks of dealers and distributors. Manufacturers generally either distribute their products in a country directly to an established network of largely independent dealers or through distributors who act as intermediaries with dealers. Manufacturers typically provide dealers with marketing and after-sale service support as well as training for service technicians. At the dealer/distributor level, competition is based on a number of factors, including sales and marketing support efforts such as dealer/distributor inventory financing arrangements, dealer/distributor training, store redesign initiatives, flexible ordering systems, advertising and diversity in product offerings. Management believes that BRP’s powersport and marine products, covering all seasons and, in the case of powersports products, multiple terrain applications, provide a compelling value proposition for its dealer/distributor network.

BRP Brands and Products

The Company has 4 main product categories:

Product Category	Segment	Type of Products

Year-Round Products	Powersports	Can-Am ATVs, SSVs and 3WVs

Seasonal Products	Powersports	Ski-Doo and Lynx snowmobiles and Sea-Doo PWCs

PAC and OEM engines	Powersports	PAC and Rotax OEM engines for karts, motorcycles and recreational aircraft

Marine Products	Marine	Evinrude outboard engines, Rotax engines for jet boats and Alumacraft and Manitou boats

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MAIN CATEGORIES OF BRP PRODUCTS

Powersport Group

Year-Round Products

can-am
OFF-ROAD VEHICLE - ATV

can-am
OFF-ROAD VEHICLE - SSV

can-am
ON-ROAD VEHICLE

Seasonal Products

ski-doo
SNOWMOBILE

LYNX
SNOWMOBILE

SEA-DOO
WATERCRAFT

Powersports PAC and OEM Engines

ROTAX
ENGINE

Marine Group

EVINRUDE
OUTBOARD ENGINE

ALUMACRAFT
BOAT

Manitou
PONTOON

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Powersport - Year-Round Products

Year-Round Products consist of BRP vehicles that are sold and used throughout the year in most climates and include the ATV, SSV and 3WV product lines. All products within the Year-Round Product category are sold under the Can-Am brand. Can-Am ATVs, SSVs and 3WVs all leverage BRP’s renowned Rotax engines.

ATVs

ATVs are four-wheel vehicles used for recreational and utility purposes in all four seasons of the year. Seats are designed to be straddled by the rider who steers using handlebars. ATVs can be broken down into five main categories: sport, recreational-sport, utility, recreational-utility and youth.

The primary manufacturers of ATVs include BRP, Honda, Kawasaki, Polaris, Suzuki, Textron and Yamaha. Certain Chinese and Taiwanese manufacturers also produce ATVs, but primarily focus on entry-level products, which are not included in the industry data.

In recent years, several consumers have shifted from ATVs to SSVs. Management estimates that the global ATV market represented approximately 345,000 units in season 2018, down approximately 3% from season 2017.

The Can-Am ATV line-up targets a broad range of consumers within the recreational, recreational-sport and sport sectors. The Company offers a total of 77 models, including a youth model and a six-wheel ATVs. Management estimates that its global ATV market share in season 2018 reflected a number three position.

For season 2019, suggested retail prices for the Company’s ATV models (including youth models) range from approximately US$2,349 to US$15,499 in the United States.

SSVs

An SSV is driven much like a car, using a steering wheel and pedals, is equipped with seat belts and rollover protection bars and sits the driver and passenger side-by-side. Certain models also include one or two rows of additional seats to accommodate up to six passengers. SSVs can be divided into two categories: (1) recreational SSVs, which can be sub-divided into three main groupings: sport, recreational-utility, utility-recreational; and (2) utility SSVs. The utility category of the SSV market remains strong, but in the last decade the SSV market has been transformed by the introduction of vehicles designed primarily for recreational purposes. Both existing and aspirational powersports consumers are drawn to recreational SSVs in large part by their enhanced functionality, innovation and differentiated riding experience. In recent years, several consumers have shifted from ATVs to SSVs.

The primary manufacturers of recreational SSVs are BRP, Honda, John Deere, Kawasaki, Polaris, Textron and Yamaha. Management estimates that the global recreational SSV market represented approximately 325,000 units for season 2018, an increase of approximately 8% from season 20171. The Company’s share of the global recreational SSV market in season 2018 reflected a number three market share position based on management’s estimates.

The primary manufacturers of utility SSVs are Bobcat, John Deere, Kawasaki, Kubota and Polaris. The Company entered the utility-recreational sector, which is the biggest sector of the North American industry, with the Defender model in 2015.

1 The approximate numbers of the SSV units in season 2018 and 2017 was calculated without considering the number of vehicles sold by John Deere as this information was not available for season 2018.

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The Company offers one of the widest and deepest line-ups of the SSV market with 51 models and it expects to continue releasing a new SSV every 6 months until 2020.

For season 2019, suggested retail prices for the Company’s SSV models range from approximately US$9,999 to US$30,099 in the United States.

3WVs

BRP’s Can-Am Spyder and Ryker vehicles are non-traditional three-wheeled vehicles (with two wheels in the front and one in the back) designed to be driven on paved roads, highways and gravel roads. While many jurisdictions have implemented distinct licensing requirements for three-wheeled vehicles that are generally less expensive, demanding and lengthy to obtain than for traditional motorcycles, certain jurisdictions still apply the same licensing requirement for the Spyder and Ryker 3WVs as for traditional motorcycles. Other jurisdictions require only an automobile driver’s license.

BRP’s Can-Am Spyder and Ryker 3WVs compete for consumers against three-wheeled vehicle manufacturers such as Harley Davidson, Polaris, Piaggio and Yamaha. Management estimates that the global market for three-wheeled vehicles represented approximately 78,000 units in season 2018, up approximately 1% from season 20172. Management believes that, in addition to the traditional motorcycle consumer, the Spyder and Ryker 3WVs open-air experience, styling, performance and stability appeal to consumers that would not have considered buying a motorcycle. With their Y-shape architecture, vehicle stability system and semiautomatic or automatic transmission, management believes that the Spyder and Ryker 3WVs offer greater stability and overall ease of use for a broad range of riders of all skill levels. The Can-Am 3WV line-up is comprised of 30 models.

For season 2019, suggested retail prices for the Company’s Spyder models range from approximately US$15,999 to US$28,799 in the United States. In September 2018, the Company introduced the Ryker 3WVs, with a retail price ranging from approximately US$8,499 to US$10,999 in the United States, which is more affordable than the Spyder 3WVs currently on the market.

Powersport - Seasonal Products

Seasonal Products consist of BRP products that are mostly used in specific seasons. These products include snowmobiles, which are mainly used during the winter season with sales to dealers concentrated in the months of September to January, and PWCs, which are mainly used during the summer season with sales to dealers concentrated in the months of January to April. BRP leverages its Rotax E-TEC and ACE engine technologies to produce snowmobiles and watercraft that are recognized as being among the most fuel-efficient in the market.

Snowmobiles

Snowmobiles are used in various snow-covered riding environments, including on- and off-trail for mountain, performance, touring and utility purposes. On-trail models have high engine displacement and are generally used on groomed trails. Off-trail models such as cross-over and mountain snowmobiles are known for their lighter weight and longer tracks. Utility snowmobiles are easier to handle and are generally used for work-related purposes.

2 In the past, the Motorcycle Industry Council classified the Spyder model in the On-Highway Motorcycle category and the Company compared its sales of 3VWs to the global market for On-Road Motorcycles of 500 cc+. Now that more manufacturers have entered the 3WVs product category, data is available for the 3WV global market.

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The primary manufacturers of snowmobiles are: Textron, BRP, Polaris and Yamaha. Management estimates that the Company holds the leading market-share position of the global snowmobile market.

The global snowmobile market is highly concentrated in North America, Russia and Scandinavia, with North America accounting for an estimated 79% of global unit sales in season 2018. Management estimates that the global snowmobile market represented approximately 126,000 units for season 2018, up approximately 8% from season 2017.

The Company produces 98 different key models of snowmobiles, categorized as (i) on-trail models (touring, sport, cross-country), (ii) on/off-trail models (cross-over) and (iii) off-trail models (mountain, utility). These models, addressing the needs of all consumer sectors, are grouped into 18 product families and marketed under two different brand names, Ski-Doo and Lynx. BRP snowmobiles are sold primarily in North America under the Ski-Doo brand and in Europe and Russia under the Lynx and Ski-Doo brands.

For season 2019, suggested retail prices for BRP snowmobiles range from approximately US$7,649 to US$16,349 in the United States.

PWCs

PWCs include sit-down and stand-up models and are used on lakes, rivers or oceans. PWCs are designed to accommodate one to three riders and are used primarily for recreational purposes, with a small proportion being used for utility purposes such as marine patrol and rescue. PWCs can be divided into four primary categories: touring, performance, sport and recreation.

The primary manufacturers in the PWC market are BRP, Kawasaki and Yamaha. Management estimates that the Company holds the leading market-share position of the global PWC market.

In season 2018, the global PWC market represented approximately 116,000 units, up approximately 7% from season 2017 Management believes that the Sea-Doo Spark watercraft, a more accessible PWC product introduced by the Company during season 2014, has significantly contributed to the industry unit growth observed in recent years.

The Company produces a full line of PWCs consisting of 25 models marketed under the Sea-Doo brand name, which allows it to compete in the main PWC product categories.

For season 2019, suggested retail prices for BRP’s PWC models range from approximately US$5,399 to US$17,099 in the United States.

Powersport - PAC and Rotax engines

Powersport PAC

BRP sells a broad range of powersport PAC to complement each of its product lines, providing a stable revenue stream with high profit margins, along with increased brand exposure. PAC products enhance the overall consumer experience and lifestyle associated with powersports products. The parts sold by BRP include consumables (e.g. oils, lubricants and cleaning products), wearable components (e.g. brake pads, tires and transmission belts) and replacement parts (e.g. pistons, clutches and suspension components). The accessories include, for example, bumpers, windshields, rims, winches, passenger seats, covers, racks and cargo boxes. BRP also sells a range of riding gear and apparel adapted to its various product lines, including jackets, coats, pants, gloves, helmets, gear bags and casual sportswear items such as sweatshirts, T-shirts and hats.

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The competitive landscape is composed mainly of companies specialized in parts, accessories and clothing (“aftermarket companies”) ranging from multi-brand distributors to smaller single-brand companies. Aftermarket parts and accessories are generally of universal design and can be installed on the Company’s vehicles as much as on the competitors’ vehicles.

BRP designs the vast majority of its PAC. The parts and accessories are developed alongside the vehicles. They are subject to the same testing and validation processes as the vehicles, resulting in superior assembly, installation and fit. The Company’s clothing line-up prominently features its brands. Management believes that BRP’s PAC offering is a key influencer in the consumer’s purchase decision of a new vehicle, thus providing the Company with a competitive advantage.

Rotax Engines

With their recognized performance, fuel efficiency and emissions profile, Rotax engines represent a core component of BRP’s industry-leading product performance. They power Can-Am ATVs, SSVs and 3WVs, Ski-Doo and Lynx snowmobiles, Sea-Doo PWCs and the marine Rotax inboard jet propulsion system. Rotax engines are also sold to distributors and OEMs that manufacture products that are not in direct competition with BRP products. When sold to such third parties, the engines are used to power karts, motorcycles, small recreational aircraft and firepumps. BRP has developed a comprehensive line-up of compact Rotax engines with engine specifications varying from one to four cylinders, 2-stroke and 4-stroke.

Most of BRP’s powersports competitors power their vehicles with engines they manufacture themselves. For kart engines, the main competitors are IAME, TM Racing and Vortex Engines. For motorcycle engines, the main competitors are Honda, Kawasaki, Triumph and Yamaha. For small recreational aircraft engines, the main competitors are Continental Motors and Lycoming.

Marine – Outboard Engines and Boats

Outboard Engines

Marine propulsion systems for recreational power boats are comprised of outboard engines and inboard engines. They are generally sold to independent boat builders that in turn resell the engines and related rigging as part of a boat package, and to independent dealers and distributors. Outboard engines are designed to be affixed to the outside of a boat transom and tend to be lighter, less expensive and more easily replaceable than inboard engines. Inboard engines are designed to be integrated within the boat by the boat builder as part of the production of the boat.

The primary manufacturers in the outboard engine market are BRP, Brunswick, Honda, Suzuki and Yamaha. Management estimates that season 2018 represented approximately 378,000 units globally in the outboard engine market, an increase of approximately 3% from season 2017. Management believes that BRP has a number four market-share position of the global outboard engine market (for engines greater than 30 hp).

For inboard engines, the primary manufacturers are Brunswick and Volvo Penta for stern drive propulsion systems and BRP and Yamaha for jet propulsion systems. Management estimates that demand remained relatively stable in recent years for inboard engines at levels between 20,000 and 25,000 units in the United States, down from a level of approximately 80,000 units in the mid-2000s.

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BRP offers two kinds of marine propulsion systems for recreational power boats: Evinrude outboard engines from 3.5 hp to 300 hp and Rotax inboard jet propulsion engines. The Company also offers a broad range of Evinrude PAC. The Evinrude outboard engines are advanced 2-stroke engines with direct fuel injection that are more fuel efficient, cleaner, quieter, and easier to service than a traditional 2-stroke engine. In June 2014, the Company introduced the innovative Evinrude E-TEC G2 engine family, with an offering ranging from 150 hp to 300 hp, featuring improved performance, better fuel efficiency and a radically different design, allowing the possibility to customize the coloration of the engine to match the boat. For their part, the Rotax inboard jet propulsion engines offer boat builders an alternative for traditional inboard sterndrives and other inboard engines.

For season 2019, suggested retail prices for the Company’s Evinrude engines range from approximately US$1,210 to US$27,750 in the United States.

Boats

Recreational boats include rigid inflatable boats, pontoon, deck, bowrider, cruiser and fishing boats. The Company offers recreational fishing boats and pontoons and their related PAC businesses.

Recreational fishing boats can be divided in two categories: (i) fishing boats mostly used in off-shore salt water, that are generally at least 25 feet long; and (ii) fishing boats mostly used in fresh water, that are generally less than 23 feet long. The vast majority of fishing boats are powered by outboard engines. Fishing boats mostly used in fresh water are made of either fiberglass or aluminum. The Company’s Alumacraft fishing boats are of 20 feet or less, generally used in fresh water, in aluminum and outboard powered.

Pontoons are leisure boats in aluminum almost exclusively used in North America on fresh water and are generally outboard powered. The Company’s Manitou pontoons competes in that category of recreational boats.

BRP’s competition in the boat industry primarily comes from North American manufacturers such as Bass Pro Shops, Brunswick, and Polaris. For season 2019, suggested retail prices for the Company’s Alumacraft aluminum fishing boats range from approximately US$2,214 to US$25,388 and suggested retail prices for Manitou pontoons range from approximately US$17,238 to US$117,000 in the United States.

Strategic Priorities

The Company’s strategic priorities are:

Growth	Agility	Lean Enterprise
Accelerate growth and create a strong pipeline of new growth opportunities	Implement a more flexible supply chain to better serve our consumers and reduce working capital	Relentless pursuit of EPS improvement through organizational excellence and a lean mindset across BRP

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Manufacturing Facilities and Operations

The Company manufactures its products at eleven facilities: one in Canada, three in Mexico, one in Austria, five in the United States and one in Finland. All of the Company’s facilities are owned by the Company except for the Juárez 2 (Mexico), Querétaro (Mexico) and Rovaniemi (Finland) plants, which are leased.

The following table presents the location, size and products manufactured at the Company’s current manufacturing facilities.

Location	Approx. Size (sq. ft.)	Products Manufactured
Valcourt, Canada	800,000	Ski-Doo snowmobiles and Can-Am Spyder 3WVs

Juárez, Mexico (“Juárez 2”)	700,000	Can-Am SSVs

Querétaro, Mexico	550,000	Rotax engines and Sea-Doo PWCs

Gunskirchen, Austria	500,000	Rotax engines

Sturtevant, United States	465,000	Evinrude outboard engines and Rotax jet propulsion systems

Juárez, Mexico (“Juárez 1”)	465,000	Can-Am ATVs and SSVs and Can-Am Ryker 3WVs

Rovaniemi, Finland	215,000	Ski-Doo and Lynx snowmobiles and certain specialized Can-Am ATVs

Lansing, United States	140,000	Manitou pontoon boats

St-Peter, United States	135,000	Alumacraft aluminum fishing boats

Spruce Pine, United States	100,000	Mainly components for Evinrude and Rotax engines

Arkadelphia, United States	68,000	Alumacraft aluminum fishing boats

The Company’s manufacturing strategy, including the products manufactured and the operational activities carried on in each manufacturing facility, is based on a variety of factors such as the proximity to key retail markets, the presence and cost of skilled labour, production capacity, international and local laws, rules and regulations (including custom duties, tariffs and free-trade arrangements) as well as social and political conditions. While the Company anticipates that the allocation of its manufacturing operations and production capacity across its manufacturing facilities in Austria, Canada, Finland and the United States will remain relatively stable, it is continuously revaluating the foregoing factors in order to optimize its manufacturing strategy.

The Company’s facility in Valcourt (Canada) assembles Ski-Doo snowmobiles, Can-Am Spyder 3WVs and manufactures components of such vehicles.

The Company’s Gunskirchen (Austria) facility assembles Rotax engines for the Company’s Ski-Doo and Lynx snowmobiles and Can-Am 3WVs, as well as for third-party OEMs for use in karts, motorcycles, boats, recreational and small aircraft and firepumps. Since January 2016, Sea-Doo PWC engines are partially manufactured in the Gunskirchen (Austria) facility and subsequently completed in the Querétaro facility, with the exception of the Sea-Doo Spark PWC engines, which are entirely produced in Querétaro (Mexico). The facility in Gunskirchen is strategically located in a region in which skilled labour in advanced propulsion systems is abundant due to the proximity of several automotive industry research centers and key suppliers.

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The Company’s facility in Querétaro (Mexico) assembles Sea-Doo Spark PWCs and Rotax engines for Can-Am ATVs, SSVs and Can-Am Ryker 3WVs. Since 2016, the facility in Querétaro has been gradually starting to assemble the entire Sea-Doo PWC line-up and Sea-Doo PWC engines, which are partially manufactured in the Gunskirchen (Austria) facility and subsequently completed in the Querétaro facility, with the exception of the Spark PWC engines, which is completely produced in Querétaro. The facility also manufactures composite components for Sea-Doo PWCs. Since 2017, the Company has started machining Rotax engine components for Can-Am ATVs and SSVs and for PWCs in its Querétaro facility. It also machines Rotax engine components for Can-Am Ryker 3WVs. During the course of the fiscal year ending January 31, 2019, the Company increased its average PWC production capacity by approximately 25% in terms of units per hour in order to meet demand in the PWC market.

The Company’s facility in Sturtevant (United States) manufactures outboard engines and related components under the Evinrude E-TEC brand covering the 15 hp to 300 hp category. It also produces components for Rotax engines and jet propulsion systems.

The Company’s Juárez 1 facility (Mexico) assembles Can-Am ATVs and SSVs and started assembling Can-Am Ryker 3WVs in 2018. The facility also manufactures components for Can-Am off-road vehicles and Can-Am Ryker 3WVs and produces ATV, SSV and Ryker 3WV accessories such as bumpers, racks, steering columns and brackets.

The Company’s Juárez 2 facility (Mexico) assembles Can-Am SSVs, manufactures related components and produces SSV accessories such as bumpers, racks and brackets. In order to meet demand in the SSV market, the Company plans to nearly double its capacity in terms of units per hour at the Juárez 2 facility in Fiscal 2019 and for the fiscal year ending January 31, 2020.

The Company’s facility in Rovaniemi (Finland) assembles Lynx and Ski-Doo snowmobiles and completes the assembly of certain models of specialized Can-Am ATVs. The Company also manufactures components for snowmobiles and ATVs in Rovaniemi.

The Company’s facility in Lansing (United States) assembles Manitou pontoons and performs aluminum transformation such as blanking, forming and aluminum welding.

The Company’s facility in St-Peter (United States) assembles Alumacraft aluminum fishing boats and performs aluminum transformation such as blanking, forming and aluminum riveting.

The Company’s facility in Spruce Pine (United States) provides lost foam aluminum casted parts for Evinrude and Rotax branded engines as well as other OEM customers serving the automotive, rail and construction equipment industries.

The Company’s facility in Arkadelphia (United States) manufactures Alumacraft aluminum fishing boats and performs aluminum transformation such as blanking, forming and aluminum welding.

The Company is vertically integrated with respect to those manufacturing processes that represent its core competencies, such as surface treatment, painting, high precision machining and honing, aluminum fabrication and forming, riveting and welding, steel forming and welding and engine component manufacturing. For other product components, the Company relies on external suppliers. The Company uses contract carriers to ship its products to its customers and maintains international distribution centers to allow for its products to be shipped to international customers with shorter lead-times. For boats, shipping is also performed by the Company in North America.

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Research and Development

BRP relies heavily on research and development to sustain its reputation for high performance products, build strong consumer loyalty and reduce production costs. In Fiscal 2019, investments by the Company in research and development activities represented $221.7 million, or approximately 4% of the Company’s annual sales. BRP’s significant research and development efforts have repeatedly materialized into:

●	new industry-leading platforms (e.g. new Can-Am Maverick Sport and Trail SSV, new ATV G2+, new Can-Am Ryker 3WV);

●	new segments (e.g. Sea-Doo FishPro for sport fisherman, Sea-Doo GTI 130 PRO specifically designed for the rental market);

●	new design features (e.g. first PWC with direct access to front storage from the driver’s seat, and watertight shockproof phone box);

●	new engine technologies (e.g., the Evinrude E-TEC G2 technology, Ski Doo SHOT engine starting system, the first Ski-Doo 900ACE turbo engine with virtually no turbo lag);

●

new ergonomic features (e.g., the Ski-Doo REV Gen 4 platform, the Lynx Radien platform, the Can-Am Spyder F3 and Ryker UFit system, the Ergo-Lok cockpit deployed on the new family of Can-Am Maverick vehicles);

●	new safety features (e.g., the Sea-Doo speed limiting Learning Key or the Can-Am work key);

●

new product lines features enhancing the customer’s experience (e.g., the industry’s first BRP Connect portal for applications on Can-Am Spyder and Ryker vehicles and the new Smart-Lok front differential on the Defender and Maverick X3 SSVs); and

●	new accessories (Ski-Doo 1+1 seat, the Can-Am Spyder Tri-Axis handlebar, the Sea-Doo cooler and the Can-Am ATV & SSV LinQ cargo systems).

BRP’s research and development activities are spread across its four research and development sites located in Canada, Austria, the United States and Finland. Research and development activities are organized around centers of expertise, with each facility focused primarily on certain specific activities.

BRP is a partner, with the Université de Sherbrooke, of the Centre de technologies avancées BRP - Université de Sherbrooke, which has the mandate of developing specialized vehicles and advanced technologies. BRP also established the Laurent Beaudoin Design & Innovation Centre, which serves as the home to BRP’s design and advanced concept teams, working to create revolutionary products and develop new product lines and categories. In addition, BRP is a partner with the Austrian government in the Regionales Innovations Centrum in Austria, focusing on the design and development of efficient powertrain technologies.

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Distribution, Sales and Marketing

Distribution and Sales

BRP has established an extensive global distribution network selling products, directly or indirectly, in over 100 countries. As of the date hereof, BRP sells products directly to approximately 3,200 dealers in 21 countries. In certain geographic markets, the Company prefers to leverage a network of distributors acting as intermediaries with dealers. Through its network of approximately 183 distributors, BRP sells products to approximately 881 additional dealers. In China, the Company distributes products through a joint venture with Smooth Marine Equipment Ltd., its long-time distributor in China, and BRP has a majority ownership stake in this joint venture. In 2018, the Company opened a new office in Texas, U.S. for management and staff forming part of the sales, marketing, dealer services, finance and human resources functions of the Company. In 2018, the Company also transitioned, in Russia, from a model where it distributes its products through a distributor, to a model where it distributes its products directly to dealers. Consequently, the Company established an office in Russia to support this market.

In Fiscal 2019, 30.2% of the Company’s revenues were generated outside of North America. In addition to reducing the Company’s reliance on any single geographic market, management believes that the breadth of BRP’s distribution network positions it favorably to capture future growth opportunities in emerging powersports markets.

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The Company typically enters into agreements with dealers, pursuant to which they are authorized to market specific product lines and are required to stock service parts and perform warranty and out-of-warranty repairs and other services. Most of these contracts do not require a dealer to market the Company’s products on an exclusive basis. Based on various business criteria, dealers can become entitled to discounts, co-operative advertising subsidies and inventory financing. The Company also enters into agreements with distributors covering specific territories.

The Company delivers its products to dealers and distributors either directly from distribution centers and warehouses strategically located, which are operated either by the Company itself or by third-party logistics providers.

The Company operates a build-to-order process under which it manufactures products based on dealer and distributor orders. It also manages a sales and operations process through which it adjusts production schedules on a weekly or monthly basis to precisely tailor production to incoming orders and market conditions. The Company measures the success of its global production scheduling based on its order fill rate and finished product inventory. The Company produces its Powersport Seasonal Products, namely its snowmobiles and PWCs, before and early in their respective seasons of use, while it produces its Powersport Year-Round products and Marine products, namely its ATVs, SSVs, 3WVs, OEM engines, outboard engines and boats, year-round. Due to the supply chain lead-time for Seasonal Products, flexibility in adjusting production volumes to meet changes in anticipated demand is limited.

The Company regularly holds dealer and distributor meetings to introduce new products and register pre-season orders. Dealers and distributors also have the opportunity to modify their orders during the season, either quarterly, monthly or on an ongoing basis, depending on the product line and the geography. The distribution network for Seasonal and Year-Round Products is relatively stable and consists of a majority of dealers and distributors with whom BRP has enjoyed a longstanding relationship. Outboard engines are mainly distributed through two channels: (i) boat builders and (ii) independent marine dealers and distributors. The majority of new outboard-powered boats today are

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sold by boat builders to dealers as a package that includes the boat and the engine and BRP has entered into non-exclusive supply agreements for outboard engines with many independent boat builders. The Rotax inboard jet propulsion engines are distributed exclusively through boat builders. The Alumacraft and Manitou boats are distributed mainly through a network of dealers in the United States and in Canada.

Dealers’ and Distributors’ Inventory Financing Arrangements

BRP has agreements with large financing companies in North America, Europe, Australia, New Zealand and Latin America to provide third-party inventory financing to its dealers and distributors in order to facilitate their purchase of the Company’s products. These agreements improve BRP’s liquidity by financing dealer and distributor purchases of products without requiring substantial use of the Company’s working capital. A significant percentage of BRP’s sales are made under such arrangements. The total amount of financing provided under such financing agreements totaled approximately $4.0 billion for Fiscal 2019 compared to approximately $3.3 billion for Fiscal 2018. In the event of a dealer or distributor default, BRP may be required to purchase from the finance company repossessed new and unused products at the total unpaid balance of the dealer or distributor to the finance company. In North America, the obligation is generally capped at the greater of US$25 million or 10% of the last twelve-month average amount of financing outstanding under the financing agreements, whereas in Europe, the obligation is generally capped at the greater of US$10 million or 10% of the last twelve-month average amount of financing outstanding under the financing agreement. In Australia and New Zealand, the obligation to purchase repossessed new and unused products is limited to the greater of $5.0 million Australian dollars or 10% of the last twelve-month average amount of financing outstanding under the financing agreements. For boats, the repurchase obligation decreases over time as a function of the age of the inventory and there is ultimately no obligation to repurchase boats older than 900 days.

Marketing

The Company’s marketing strategy ensures that the way the Company interacts and communicates with its dealers, distributors and consumers is consistent with its products’ brand positioning. Given the diversity of BRP’s product portfolio, its brand teams deploy key marketing initiatives that are tailored to each specific market opportunity, yet leveraging common elements shared by the brands.

BRP seeks to drive consumer loyalty and ambassadorship through a focus on the consumer experience and collaboration with the dealers and distributors. The Company has implemented several initiatives to expose thousands of consumers each year to the excitement and energy of the Powersports and Marine community, including through brand communications, experiences and high-quality product trials.

The Company’s digital marketing leverages its website and social media properties to drive excitement for the category, showcase the community, and provide customers with the information they are looking for whether they be enthusiasts or new entrants.

The Company holds meetings for dealers and distributors and, as part of its value proposition to them, arranges for availability of third-party inventory financing, makes available point-of-purchase promotional materials (including brochures, posters, and stands) and offers timely season rebate programs and other incentives.

The Company generally positions its brands, products and pricing at a slight premium above the competition.

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Suppliers

BRP’s primary purchases from its suppliers include raw materials, tooling, parts and systems, information technology (“IT”) services, marketing and transportation services. Parts, components and systems are subject to an extensive validation process in order to ensure their reliability and durability. Raw materials or standard parts are generally readily available from multiple sources for the products manufactured by BRP. Furthermore, whenever possible, BRP tries to identify potential substitute supply arrangements for components. BRP strives to obtain the lowest total costs of supply and manufacturing and regularly seeks alternative sources of supply outside its current network of suppliers.

The Company is vertically integrated with respect to core manufacturing processes. For product components, other than those resulting from the core manufacturing processes, the Company generally establishes long-term relationships with external suppliers. The Company has implemented a certification process to evaluate the suitability of potential suppliers, which includes a review of suppliers’ financial condition and their capacity to produce components in conformity with BRP’s requirements and specifications as well as with applicable labour and environmental standards. Additionally, the Company performs both laboratory and field testing of components before using them in its products.

The manufacturing of the Company’s youth Can-Am ATVs, Evinrude outboard engines of 15 hp and below, as well as the production of most of its accessories and clothing is outsourced.

Seasonality

Some of BRP’s product lines, such as snowmobiles, PWCs and boats, are seasonal. However, certain of these products are also sold during offsetting seasons, reducing the overall seasonal impact on the Company. Additionally, BRP’s 3WV, outboard and jet boat engines, ATV and SSV products are less subject to seasonal weather patterns than snowmobiles, PWCs and boats.

The following table reflects the seasonality of revenues for each of the quarters in the three most recent fiscal years.

	First	Second	Third	Fourth
(in % of annual revenues)	Quarter	Quarter	Quarter	Quarter

Fiscal 2019	21.7%	23.0%	26.6%	28.7%

Fiscal 2018[1]	21.9%	23.0%	27.5%	27.5%

Fiscal 2017	22.3%	20.5%	25.9%	31.3%

(1)

Restated to reflect the adoption of IFRS 15 “Revenue from contracts with customers” and IFRS 9 “Financial instruments” standards as explained in Note 31 of the audited consolidated financial statements for the year ended January 31, 2019.

Employees

The Company employs approximately 12,500 employees of whom approximately 3,300 are covered by collective arrangements, either through an association, a joint company-employee relations committee or a certified union/works council.

In Valcourt (Canada), the Company has employee relations committees to ensure joint company-employee discussions addressing employee matters and business challenges in an open and transparent context. These employee relations committees also serve as a channel of communication between the Company and all related employees in order to foster a culture of collaboration and mutual trust. Employee relations committee meetings are held on a regular basis.

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In the United States, employees are not unionized.

Employees in Austria and Finland are represented by these countries’ respective national works councils that supervise labour law compliance. The members of the respective local works councils meet with management on a regular basis and also participate in social, employment and, to a lesser extent, economic and financial decisions. In general, the Company representatives and works councils’ members meet on a regular basis to discuss specific work conditions and other normative elements. The Company and local works councils also hold annual formal negotiations to discuss overall work conditions. By law, certain employee-related topics must be negotiated with the works councils and the outcome must be documented in writing and signed by both parties.

Employees in Juárez (Mexico) are not represented by any association. Manufacturing employees in Querétaro (Mexico) are represented by a union; wages are agreed upon yearly and other benefits every other year.

In addition, employees in non-manufacturing sites located in Belgium, Brazil, France, Italy, Norway, Spain and Sweden are represented by their respective national collective agreements. Employees in Switzerland and Russia are not governed by any type of collective arrangement.

Employees in Australia, New Zealand, China and Japan are non-manufacturing workers. They are not unionized, but they can be represented by their respective local or national work councils. Their employment rights and conditions are regulated and protected under agreement and national employment law.

Intellectual Property

The Company has an extensive portfolio of intellectual property, including patents, trademarks, copyrights and trade secrets that protect its brands, products, designs and technologies.

Patents

As at March 20, 2019, the Company held more than 1,669 issued patents and pending patent applications to protect its products, designs and technologies, in jurisdictions including the United States, the European Union, Canada, China and Russia, among others. The Company diligently seeks to protect its key innovations through patent filings. The Company determines jurisdictions in which it files patent applications based on strategic considerations and the availability of patent protection in such jurisdictions. As it continues to develop new products, manufacturing processes and technologies the Company plans to apply for patents to protect such innovations.

As an example, the Company’s patent portfolio includes patents relating to its Evinrude E-TEC technology, the Can-Am Spyder vehicle stability system (VSS), the Sea-Doo PWC iBR brake system, the Ski-Doo pDrive CVT technology, the Evinrude Integrated Hydraulic Steering and Trim system and the Rotax engine Rave technology.

Trademarks

In addition to protecting its technical innovations, the Company relies on a combination of registered and unregistered trademarks to protect its position as a branded company with strong brand name recognition. It holds numerous registered trademarks in respect of its brands, including Alumacraft®, BRP®, Can-Am®, Evinrude®, Lynx®, Manitou®, Sea-Doo®, Ski-Doo® and Rotax®. It also holds registered trademarks with respect to its various model lines, including Commander®, Expedition®, G2®, GSX®, MX-Z®, Renegade®, Ryker®, RXP®, RXT®, Skandic®, Spark®, Spyder® and Summit® and additional registered trademarks with respect to certain of its technologies, including 4-TEC®,

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E-TEC®, iBR®, iCatch®, iControl®, iS®, Learning Key®, REV®, XP-S® and Y-Factor®. The Company determines the jurisdictions in which it registers its trademarks based on strategic considerations and on the availability of trademark registration in such jurisdictions. As it continues to develop and introduce new brands, models and technologies, the Company plans to register new trademarks to protect its strong name recognition.

Licenses

In the ordinary course of business, the Company enters into license agreements for intellectual property held by suppliers, competitors and other third parties with respect to parts, components and other systems used in the Company’s products.

Product Warranties

The Company’s manufacturer product warranties generally cover periods from six months to five years for most products. In certain circumstances, the Company provides extended warranty coverage as a result of sales programs, under certain commercial accounts, or as required by local regulations. During the warranty period, the Company reimburses dealers and distributors the entire cost of repair or replacement performed on the products (mainly composed of parts or accessories provided by the Company and labour costs incurred by dealers or distributors). In addition, the Company sells in the normal course of business and provides under certain sales programs, extended product warranties.

Information Technology

The Company uses several IT platforms in the operation of its business. For example, the Company uses SAP (enterprise system), SalesForce (sales and after-sale), Cognos (finance) and certain applications developed in-house. All such platforms support specific functions of the Company.

Regulatory Matters

The Company is subject to extensive laws and regulations at many steps in its chain of conception, production and distribution of products. Above and beyond the laws and regulations applicable to any business, there are certain requirements applicable only to powersports vehicles or recreational products such as those of the Company. These regulations include standards related to safety, construction rules, sound and gaseous emissions, and the sale and marketing of products, and have generally become stricter in recent years.

The Company is taking appropriate measures to ensure that its products will be compliant with anticipated more stringent regulations as they become effective from time to time. Such measures include the development of new engines and vehicle design, as well as the development of new energy-efficiency related technologies. While these efforts require substantial expenditures, it is impractical at this time to isolate these specific compliance costs from total project costs. See “Risk Factors”.

Safety Regulation

The Company’s products are subject to extensive laws, rules and regulations relating to product safety promulgated by the governments or regulatory authorities of Canada, individual Canadian provinces, the United States, individual American states or other countries.

In Canada, Transport Canada has federal oversight over product safety issues related to ATVs, SSVs, snowmobiles and 3WVs. The Canadian Coast Guard’s Office of Boating Safety has federal oversight of boats and PWCs while Health Canada has federal oversight over outboard engines.

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In the United States, the federal government is the primary regulator of product safety:

●	the CPSC has federal oversight over product safety issues related to ATVs, snowmobiles and SSVs;

●	the National Highway Transportation Safety Administration has federal oversight over product safety issues related to 3WVs; and

●	the U.S. Coast Guard’s Boating Safety Division has federal oversight over product safety issues related to boats, PWCs and outboard engines.

The Company is subject to the product safety requirements of each of these regulatory authorities. These requirements pertain to the conception, production and distribution of BRP’s products.

In addition, the Company is a member of several industry and trade associations in Canada, the United States, and other countries whose mandate is to promote safety in the manufacture and use of powersports products. Such trade associations promulgate voluntary industry product safety standards with which the Company complies.

Use Regulation

In Canada, the United States and other countries, laws, rules and regulations have been promulgated or are under consideration relating to the use of powersports vehicles and boats. Some countries, provinces, states, municipalities and local regulatory bodies have adopted, or are considering the adoption of, legislation and local ordinances that restrict the use of snowmobiles, PWCs, ATVs, SSVs, boats and outboard engines to specified hours and locations. The use of said products has been restricted in some national parks and federal lands in Canada, the United States and other countries. In some instances, this restriction has consisted of a ban on the recreational use of these vehicles in specific locations.

Emissions Regulation

The Company’s products are subject to sound and gaseous emissions laws, rules and regulations promulgated by the governments and regulatory authorities of Canada (Environment and Climate Change Canada), the United States (Environmental Protection Agency), individual American states (such as the California Air Resources Board), the European Union and other jurisdictions.

Environmental Regulation Applicable to Facilities

The Company is also subject to environmental laws, rules and regulations pursuant to which, among other things, it may become liable for the costs of investigating, removing and monitoring any hazardous substances found in its manufacturing and other facilities.

Insurance

The Company carries various insurance coverage policies to protect against certain risks of loss consistent with the exposures associated with the nature and scope of its operations. The most significant insurance policies that the Company carries include:

●	commercial general liability insurance for bodily injury and property damage resulting from its operations and its products;

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●	property insurance covering the replacement value of all real and personal property damage, including damages arising from earthquake, flood damage and business interruption;

●	cargo insurance to protect against loss or damage to goods while in transit;

●	workers’ compensation coverage in the United States to required statutory limits;

●	automobile liability insurance for all owned, non-owned and hired vehicles covering liabilities to third parties for bodily injury and property damage;

●	aviation insurance for bodily injury and property damage resulting from the Company’s small recreational aircraft engines; and

●	directors and officers insurance.

All policies are subject to certain deductibles, limits or sub-limits and policy terms and conditions.

RISK FACTORS

The risks and uncertainties described in this Annual Information Form are those the Company currently believes to be material, but they are not the only ones it faces. If any of the following risks, or any other risks and uncertainties that the Company has not yet identified or that it currently considers not to be material, actually occur or become material, the Company’s business, guidance, prospects, financial condition, results of operations and cash flows and consequently the price of the Subordinate Voting Shares could be materially and adversely affected.

Economic conditions that impact consumer spending may have a material adverse effect on the Company’s business, results of operations or financial condition

The Company’s business is cyclical in nature, and the Company’s products compete with a variety of other recreational products and activities for consumers’ discretionary income and leisure time. The Company’s results of operations are sensitive to changes in overall economic conditions, primarily in North America and Europe, that impact consumer spending and particularly discretionary spending. Fluctuations in economic conditions affecting disposable consumer income such as personal income levels, the availability of consumer credit, employment levels, consumer confidence, business conditions, changes in housing market conditions, capital markets, tax rates, savings rates, interest rates, exchange rates, fuel and energy costs, tariffs, as well as the impacts of natural disasters, acts of terrorism or other similar events could reduce consumer spending generally or discretionary spending in particular. Such reductions could materially adversely affect the Company’s business, results of operations or financial condition. Changes in economic conditions could also result in a deterioration or increased volatility in the credit and lending markets, which could adversely impact the consumers who purchase the Company’s products from dealers and rely upon financing for such purchases as well as the availability of financing arrangements for dealers and distributors to finance their inventory. If financing is not available to consumers or dealers and distributors on satisfactory terms, the Company’s business, results of operations or financial condition could be materially adversely affected.

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Any decline in the social acceptability of the Company’s products or any increased restrictions on the access or the use of the Company’s products in certain locations could materially adversely affect its business, results of operations or financial condition

Demand for the Company’s products depends in part on their social acceptability. Public concerns about the environmental impact of the Company’s products or their perceived safety could result in diminished social acceptance. Circumstances outside the Company’s control, such as social action to reduce the use of fossil fuels, could also negatively impact consumers’ perceptions of the Company’s products. Any decline in the social acceptability of the Company’s products could negatively impact their sales or lead to changes in laws, rules and regulations that prevent their access to certain locations, including trails and lakes, or restrict their use or manner of use in certain areas or during certain times. Additionally, while the Company has implemented various initiatives to address these risks, including the improvement of the environmental footprint and safety of its products, there can be no assurance that the perceptions of the Company’s customers will not change. Consumers’ attitudes towards the Company’s products and the activities in which they are used also affect demand. Any failure by the Company to maintain the social acceptability of its products could impact its ability to retain existing customers or attract new ones which, in turn, could have a material adverse effect on its business, results of operations or financial condition.

Fluctuations in foreign currency exchange rates could result in declines in reported sales and net earnings

The Company reports its financial results in Canadian dollars and the majority of its sales and operating costs are realized in currencies other than the Canadian dollar. In fiscal year 2019, 53.7% of the Company’s revenues were realized in the United States. The Company is also exposed to other currencies such as the Australian dollar, the Brazilian real, the Euro, the Mexican peso, the Norwegian krone and the Swedish krona. If the value of any currencies in which sales are realized depreciates relative to the Canadian dollar, the Company’s foreign currency revenue will decrease when translated to Canadian dollars for reporting purposes. In addition, any depreciation in foreign currencies could result in higher local prices, which may negatively impact local demand and have a material adverse effect on the Company’s business, results of operations or financial condition. Alternatively, if the value of any of the currencies in which operating costs are realized appreciates relative to the Canadian dollar, the Company’s operating costs will increase when translated to Canadian dollars for reporting purposes. Although these risks may sometimes be naturally hedged by a match in the Company’s sales and operating costs denominated in the same currency, fluctuations in foreign currency exchange rates could create discrepancies between the Company’s sales and its operating costs in a given currency that could have a material adverse effect on its business, results of operations or financial condition. Fluctuations in foreign currency exchange rates could also have a material adverse effect on the relative competitive position of the Company’s products in markets where they face competition from manufacturers who are less affected by such fluctuations in exchange rates.

In addition, the Company’s indebtedness under the Term Credit Agreement (as defined herein) and a portion of the Revolving Credit Facilities are denominated in U.S. dollars. As a result, any strengthening of the U.S. dollar versus the Canadian dollar or any revaluation of the denomination of the Term Credit Agreement into Canadian dollars at the end of each reporting period can result in significant fluctuations of net income, which could have a material adverse effect on the Company’s business, results of operations or financial condition.

While the Company actively manages its exposure to foreign-exchange rate fluctuations and enters into hedging contracts from time to time, such contracts hedge foreign-currency denominated transactions and any change in the fair value of the contracts could be offset by changes in the underlying value of the transactions being hedged. Furthermore, the Company does not have foreign-exchange hedging contracts in place with respect to all currencies in which it does business. As a result, there can be no assurance that the Company’s approach to managing its exposure to foreign-exchange rate fluctuations will be effective in the future or that the Company will be able to enter into foreign-exchange hedging contracts as deemed necessary on satisfactory terms.

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2019 Annual Information Form

The Company has, and is expected to continue to have and incur, a significant amount of indebtedness and there can be no assurance that it will be able to pay its indebtedness as it becomes due

The Company has, and is expected to continue to have and incur, a significant amount of indebtedness, including obligations under the Revolving Credit Facilities (as defined herein) as well as substantial fixed obligations under the Term Facility (as defined herein). In addition, the Company may incur greater levels of indebtedness than currently exist as a result of any challenging economic or other conditions affecting the Company. The amount of indebtedness that the Company has from time to time may, among other things, limit the Company’s ability to obtain additional financing, require the Company to dedicate a substantial portion of its cash flow generated from operations to payments on its indebtedness or fixed costs (thereby reducing the funds available for other purposes), make the Company more vulnerable to economic downturns, or limit the Company’s flexibility in planning for, or reacting to, competitive pressures or changes in its business environment, any of which could, in turn, have a material adverse effect on its business, results of operations or financial condition.

The ability of the Company to make scheduled payments under its indebtedness will depend on, among other things, its future operating performance and its ability to refinance its indebtedness, if necessary. In addition, as the Company incurs indebtedness that bears interest at fluctuating interest rates and is mainly denominated in U.S. dollars, to the extent that interest rates increase or the U.S. dollar appreciates relative to the Canadian dollar, its interest expense will increase. Each of these factors is, to a large extent, subject to economic, financial, competitive, regulatory, operational and other factors, many of which are beyond the Company’s control. Any failure by the Company to generate sufficient cash from its operations to pay its debt and other financial obligations could have a material adverse effect on its business, results of operations and financial condition.

The Company uses cash generated from its operating activities to fund its business and execute its growth strategy and may require additional capital that may not be available to the Company

The Company relies on net cash generated from its operating activities as its primary source of liquidity. To support the Company’s business and execute its growth strategy as planned, the Company will need to continue to generate significant amounts of cash from operations, including funds to pay personnel, invest further in its infrastructure and facilities and invest in research and development. If the Company’s business does not generate cash flow from operating activities sufficient to fund these activities, and if sufficient funds are not otherwise available from its credit facilities, the Company may need to seek additional capital, through debt or equity financings, to fund its business or execute its growth strategy. Conditions in the credit markets (such as availability of financing and fluctuations in interest rates) may make it difficult for the Company to obtain such financing on attractive terms, or even at all. Additional debt financing that the Company may undertake may be expensive and might impose on it covenants that restrict the Company’s operations and strategic initiatives, including limitations on its ability to incur liens or additional debt, pay dividends, repurchase its capital shares, make investments or engage in merger, consolidation and asset sale transactions. Any equity financing may also be on terms that are dilutive to the Company’s shareholders, and the prices at which new investors would be willing to purchase equity securities may be lower than the price per share of the Company’s Subordinate Voting Shares. If new sources of financing are required, but are unattractive, insufficient or unavailable, then the Company could be required to modify its business plans or growth strategy based on available funding, if any, which, in turn, could have a material adverse effect on the Company’s business, results of operations or financial condition.

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2019 Annual Information Form

Unfavourable weather conditions may reduce demand and negatively impact sales and production of certain of the Company’s products

The sales of the Company’s products are affected by unfavourable weather conditions. Unfavourable weather in any particular geographic region may have a material adverse effect on sales of the Company’s products in that region. In particular, lack of snowfall during winter may materially adversely affect snowmobile sales, while excessive rain before and during spring and summer may materially adversely affect sales of off-road vehicles, three-wheeled vehicles, PWCs, boats and marine propulsion systems. To the extent that unfavourable weather conditions are exacerbated by global climate change or otherwise, the Company’s sales may be affected to a greater degree than previously experienced. There is no assurance that unfavourable weather conditions could not affect the Company’s sales for any of its products, which, in turn, could have a material adverse effect on the Company’s business, results of operations or financial condition.

The Company’s results of operations fluctuate from quarter to quarter and from year to year as they are affected, among other things, by the seasonal nature of its business

The Company’s results of operations experience substantial fluctuations from quarter to quarter and year to year. In general, retail sales of the Company’s products are highest in their particular season of use and in the immediately preceding period. For example, retail sales for snowmobiles will be highest in fall and winter, retail sales for PWCs will be highest in spring and summer and retail sales for boats will be highest in winter and spring. Revenues in the first half of the fiscal year have generally been lower than those in the second half. However, the mix of product sales may vary considerably from time to time as a result of changes in seasonal and geographic demand, the introduction of new products and models and production scheduling for particular types of products. In addition, the Company’s dealers and distributors may modify orders, change delivery schedules or change the mix of products ordered. The Company may also make strategic decisions to deliver and invoice products at certain dates in order to lower costs or improve supply chain efficiencies. As a result, the Company’s results of operations are likely to fluctuate significantly from period to period such that any historical results should not be considered indicative of the results to be expected for any future period. In addition, the Company incurs significant additional expenses in the periods leading up to the introduction of new products which may also result in fluctuations in the Company’s results of operations. The Company’s annual and quarterly gross profit margins are also sensitive to a number of factors, many of which are beyond its control, including shifts in product sales mix, geographic sales trends, and currency exchange rate fluctuations, all of which the Company expects will continue. This seasonality in revenues, expenses and margins, along with other factors that are beyond the Company’s control, including general economic conditions, changes in consumer preferences, weather conditions, tariffs, free-trade arrangements, the cost or availability of raw materials or labour, discretionary spending habits and currency exchange rate fluctuations, could materially adversely affect the Company’s business, results of operations or financial condition.

The Company is subject to laws, rules and regulations regarding product safety, health, environmental and noise pollution and other issues that could cause the Company to incur fines or penalties or increase its capital or operating costs

The Company is subject to federal, provincial/state and local/municipal laws, rules and regulations in Canada, the United States and other countries regarding product safety, health, environmental and noise pollution and other issues that could cause the Company to incur fines or penalties or increase the Company’s capital or operating costs, all of which could have a material adverse effect on the Company’s business, results of operations or financial condition. A failure to comply with, or compliance with, any such requirements or any new requirements could result in increased expenses to modify the Company’s products, or harm to its reputation, which could have a

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material adverse effect on the Company’s business, results of operations or financial condition. Certain jurisdictions require or are considering requiring a license to operate the Company’s products. While such licensing requirements are not expected to be unduly restrictive, they may deter potential customers, thereby reducing the Company’s sales. The Company’s products are also subject to laws, rules and regulations imposing environmental, noise emission, zoning and permitting restrictions, which laws, rules and regulations are subject to change and may limit the locations where the Company’s products may be sold or used or restrict their use during certain times or on certain conditions.

Climate change is receiving increasing attention worldwide. A perceived consensus among scientists, legislators and others regarding the impact of increased levels of greenhouse gases, including carbon dioxide, on climate change has led to significant legislative and regulatory efforts to limit greenhouse gas emissions. Greenhouse gas regulations could require the Company to purchase allowances to offset the Company’s own emissions or result in an overall increase in costs of raw materials or operating expenses, any of which could reduce competitiveness in a global economy or otherwise have a material adverse effect on the Company’s business, results of operations or financial condition. Many of the Company’s suppliers face similar circumstances. Moreover, the Company may face greater regulatory or customer pressure to develop products that generate less emissions. This may require the Company to spend additional funds on research and development and implementation and subject the Company to the risk that the Company’s competitors may respond to these pressures in a manner that gives them a competitive advantage. The development of such products may also present challenges in maintaining the look, sound and feel of the Company’s products. While additional regulation of emissions in the future appears likely, it is too early to predict whether this regulation could ultimately have a material adverse effect on the Company’s business, results of operations or financial condition.

The Company is also subject to environmental laws, rules and regulations pursuant to which, among other things, current or previous owners or occupants of property may become liable for the contamination of such property and, as a result, may be liable for the costs of investigating, removing and monitoring any hazardous substances found on the property. Given the nature of the Company’s manufacturing activities and the fact that certain of its facilities have been in operation for many years, the Company and the prior owners or occupants of its property may have generated and disposed of materials that are or may be considered hazardous. The Company is aware of certain current environmental liabilities in relation to certain of its property and it is possible that additional environmental liabilities may arise in the future as a result of any prior or future generation or disposal of hazardous materials. The Company may therefore incur material costs and obligations related to environmental compliance and remediation matters in the future. Any failure to comply with, or the compliance with, any applicable environmental laws, rules or regulations, could have a material adverse effect on the Company’s business, results of operations or financial condition.

The Company has a relatively large fixed cost base that can affect its profitability in a declining sales environment

The fixed costs involved in owning and operating the Company’s facilities can reduce the Company’s gross profit margins when sales and production decline. The Company’s profitability is dependent, in part, on its ability to spread fixed costs over an increasing number of products sold and shipped, and if the Company is required to reduce its rate of production, gross profit margins could be negatively affected. Consequently, decreased demand can lower the Company’s ability to absorb fixed costs, which could have a material adverse effect on its business, results of operations or financial condition.

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2019 Annual Information Form

The inability of the Company’s dealers and distributors to secure adequate access to capital could materially adversely affect the Company’s business, results of operations or financial condition

The Company’s dealers and distributors require adequate liquidity to finance their operations and to purchase the Company’s products. Dealers and distributors are subject to numerous risks and uncertainties that could unfavourably affect their liquidity positions, including, among other things, continued access to adequate financing sources on a timely basis and on reasonable terms. The Company currently has agreements in place with large financing companies to provide inventory financing to its dealers and distributors to facilitate their purchase of the Company’s products. These sources of financing are instrumental to the Company’s ability to sell products through the Company’s distribution network, as a significant percentage of the Company’s sales are done under such arrangements. See “Business of the Company — Distribution, Sales and Marketing — Dealers’ and Distributors’ Inventory Financing Arrangements”. The Company’s business, results of operations or financial condition could be materially adversely affected if a decline in financing availability to the Company’s dealers and distributors occurs, or if financing terms change unfavourably. This could require the Company to find alternative sources of financing, including the Company providing this financing directly to dealers and distributors, which could require additional capital to fund the associated receivables.

In the event of a dealer or distributor default, the Company may be required to purchase new and unused products at the total unpaid principal balance to the finance company from financing companies providing inventory financing to the Company’s dealers and distributors, subject to certain caps as described under “Business of the Company – Distribution, Sales and Marketing”. Any requirement of the Company to purchase the inventory of several of its dealers or distributors could result in a material adverse effect on the Company’s business, results of operations or financial condition.

Supply problems, termination or interruption of supply arrangements or increases in the cost of materials could have a material adverse effect on the Company’s business, results of operations or financial condition

The primary raw materials used in manufacturing the Company’s products are aluminum, steel, plastic, resins, stainless steel, copper, rubber and certain rare earth metals. Certain suppliers also provide the Company with certain product parts and components. The Company cannot be certain that it will not experience supply problems, such as the untimely delivery of, or defects or variations in, raw materials, parts or components. As well, the Company obtains certain of the raw materials, parts and components it uses from either sole suppliers or a limited number of suppliers. If these supply arrangements were terminated or interrupted for reasons such as supplied goods not meeting the Company’s quality or safety standards or the suppliers’ operations being disrupted as a result of a variety of internal or external risks, including a deterioration in general economic conditions, the Company could have difficulty establishing substitute supply arrangements on satisfactory terms. Problems with the Company’s supplies could have a material adverse effect on the Company’s business, results of operations or financial condition.

Moreover, the Company’s profitability is affected by significant fluctuations in the prices of the raw materials, parts and components it uses. The Company may not be able to pass along price increases in raw materials, parts or components to its customers. As a result, an increase in the cost of raw materials, parts and components used in the manufacturing of the Company’s products could reduce its profitability and have a material adverse effect on its business, results of operations or financial condition.

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2019 Annual Information Form

The Company faces intense competition in all product lines and any failure to compete effectively against competitors or any failure to meet consumers’ evolving expectations could materially adversely impact the Company’s business, results of operations or financial condition

The powersports industry is highly competitive. Competition in such industry is based upon a number of factors, including price, quality, reliability, styling, product features, warranties and overall consumer experience. At the dealer and distributor level, factors impacting competition include sales and marketing support programs such as retail sales promotions, dealer and distributor performance bonuses, and dealer and distributor inventory financing. Some of the Company’s competitors are more diversified and have financial and marketing resources that are substantially greater than the Company’s, which allow these competitors to invest more heavily in intellectual property, product development, sales and marketing support and innovative consumer offers. The Company is also subject to competitive pricing. Such pricing pressure may limit the Company’s ability to maintain prices or to increase prices for its products in response to raw material, component and other cost increases, and therefore negatively affect the Company’s profit margins. If the Company is not able to compete with new products, product features, models or product prices of its competitors, to attract new dealers and distributors, or to adapt to changing consumer habits, the Company’s business, results of operations or financial condition could be materially adversely affected.

The Company may be unable to successfully execute its growth strategy

The Company’s strategic plan established by management includes an organic growth strategy, which is focused mainly on the development of new products and features, and may involve from time to time growth through strategic acquisitions, investments, alliances, joint ventures and similar transactions.

While the Company makes significant investments in research and development and emerging product lines, there can be no assurance that it will be able to continue to successfully enhance its existing products, develop new innovative products and distinguish its products from its competitors’ products through innovation and design. Product improvements and new product introductions also require significant planning, design, development and testing at the technological, product and manufacturing process levels and the Company may not be able to develop product improvements or new products in a timely manner. The new products of the Company’s competitors may access the market more rapidly, be more effective with more features and/or less expensive than the Company’s products, obtain better market acceptance, or render the Company’s products obsolete. The Company may therefore not be able to satisfy the needs and preferences of customers and compete effectively with its competitors. Product development requires significant financial, technological and other resources. The Company expended approximately $221.7 million in research and development in Fiscal 2019. There can be no assurance that the Company will be able to sustain this level of investment or that this level of investment in research and development will be sufficient to successfully maintain the Company’s competitive advantages in product innovation and design in the future. Further, the sales of any new products are expected to decline over such new products’ life cycle, with sales being higher early in the life cycle of the new products and sales decreasing over time as the new products age. The Company cannot predict the length of the life cycle for any new product. Any failure by the Company to continue to enhance existing products and develop and market new products that respond to customer needs and preferences and achieve market acceptance could have a material adverse effect on the Company’s business, results of operations or financial condition. In addition, even if the Company is able to successfully develop improvements to existing products and develop new products, there is no guarantee that the markets for the Company’s existing products and new products will evolve as anticipated. If any of the markets in which the Company’s existing products compete do not develop as expected, the Company’s business, results of operations or financial condition could be materially adversely affected.

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The Company has completed a few acquisitions in the past months and it may also consider pursuing acquisitions, investments, alliances, joint ventures or similar transactions in the future. Any such transactions would involve a number of risks, including:

●	difficulties in integrating the operations of any acquired or new businesses with the Company’s existing operations and the failure by management to accomplish such integration successfully;

●

the necessity to raise additional capital, through debt or equity, or use cash that would otherwise have been available to support the Company’s existing business operations and research and development activities to finance the transaction (see “Risk Factors — The Company uses cash generated from its operating activities to fund its business and execute its growth strategy and may require additional capital that may not be available to the Company”);

●	the diversion of management’s attention;

●	difficulties in realizing projected efficiencies, cost savings and synergies;

●	the potential loss of key employees or customers of an acquired business or adverse effects on existing business relationships with suppliers and customers;

●	a negative impact on overall profitability if any acquired or new businesses do not achieve the financial results projected in the Company’s valuation models;

●	dilution to existing shareholders if securities of the Company are issued as part of transaction consideration or to fund the transaction consideration; and

●

the inability to direct the management and policies of any acquired business, joint venture, strategic alliance, or partnership, particularly in circumstances where other participants may be able to take action contrary to the Company’s instructions or requests and against its policies and objectives.

The Company’s ability to grow through strategic acquisitions, investments, alliances, joint ventures or other similar transactions will depend, among other things, on the availability of such strategic opportunities, their cost, their terms and conditions, the Company’s ability to compete effectively for such strategic opportunities and the availability to the Company of required capital and personnel. The Company may also be precluded from pursuing such transactions as a result of financial or other covenants in agreements to which it is a party. The Company’s inability to take advantage of future strategic opportunities, or its failure to successfully address the risks associated with any strategic opportunities that is completed, could have a material adverse effect on the Company’s business, results of operations or financial condition.

The Company’s international sales and operations subject it to additional risks, which risks may differ in each country in which the Company operates

The Company manufactures its products in Austria, Canada, Finland, Mexico and the United States. The Company maintains sales and administration facilities in approximately 20 countries. The Company’s primary distribution facilities distribute the Company’s products to its North American dealers and the Company relies on various other locations around the world, including in Australia, Belgium, Finland and Russia, that distribute its products to its international dealers and distributors. The Company’s total sales outside Canada and the United States represented 30.2% of the Company’s total sales for Fiscal 2019 and the Company intends to continue to expand its international operations by investing in developing its dealer network and promoting the Company’s brands and products in international markets. International markets have been and are expected to continue generating sales

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2019 Annual Information Form

growth. Several factors, including weakened international economic conditions, the introduction of new trade restrictions, increased protectionism or changed in free-trade arrangements, tariffs or negative geo-political events, could adversely affect such growth. Additionally, the expansion of the Company’s existing international operations and entry into additional international markets require significant management attention and financial resources. The risks inherent in having sales or operations in foreign countries include:

●	increased costs of adapting products for foreign countries’ laws, rules and regulations;

●	difficulties in managing and staffing international operations and increased infrastructure and operational costs;

●

the imposition of additional Canadian or foreign governmental controls or regulations; new or enhanced trade restrictions and restrictions on the activities of foreign agents, representatives, and distributors; the imposition of increased costs or delays, or the introduction of new import and export licensing and other compliance requirements, customs duties or tariffs, or other non-tariff barriers to trade;

●	breaches or violation of any anti-corruption laws, rules or regulations by any of the Company’s employees, consultants, dealers or distributors;

●

the imposition of Canadian and/or international sanctions against a country, company, person, or entity with whom the Company does business which restricts or prohibits the Company’s continued business with the sanctioned country, company, person, or entity;

●	international pricing pressures;

●	laws and business practices favouring local companies;

●	governmental expropriation;

●	adverse currency exchange rate fluctuations;

●	longer payment cycles and difficulties in enforcing agreements and collecting receivables through certain foreign legal systems; and

●	difficulties and inconsistencies relating to the enforcement of laws, rules, and regulations, including rules relating to environmental, health, safety and intellectual property matters.

Some of the Company’s manufacturing facilities are located in Mexico, and could be impacted by changes in economic, regulatory, social or political conditions affecting such country. In the past, Mexico has been subject to political instability, changes and uncertainties and there can be no assurance that similar events will not occur again in the future. In addition, the impact of any changes in economic, regulatory, social and political conditions affecting Mexico would be beyond the Company’s control, and there can be no assurance that any mitigating actions by the Company would be effective. As a result, the Company’s business, results of operations or financial condition could be materially adversely affected by any significant change in economic, regulatory, social and political conditions affecting Mexico. Moreover, goods produced in Mexico and Canada and sold to the United States benefit from the Canada-United States-Mexico Agreement (CUSMA). Although CUSMA has been signed, legislators from each of the three countries have yet to ratify CUSMA according to their own legislative processes. If CUSMA is not ratified and adopted by all three countries, the terms of the related trade benefits may be altered, which could have a material adverse effect on the Company’s business, results of operations or financial condition.

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2019 Annual Information Form

The failure of the Company’s information technology systems or a security could materially adversely affect the Company’s business, results of operations or financial condition

The Company’s global business operations are managed through a variety of information technology systems. These systems govern all aspects of the Company’s operations around the world. The Company is dependent on these systems for all commercial transactions, financial reporting, dealership and distributorship interactions, and supply chain and inventory management. Certain of the Company’s key IT systems are dated and require, or are in the process of, modernization. If one of the Company’s key IT systems were to suffer a failure, no assurance can be given that the Company’s backup systems or contingency plans will sustain critical aspects of the Company’s operations, and the Company’s business, results of operations or financial condition could be materially adversely affected. Further, the Company relies on large outsourcing contracts for IT services with a major third-party service providers, and if such service providers were to fail or the relationships with the Company were to end, and the Company were unable to find a suitable replacements in a timely manner, the Company’s business, results of operations or financial condition could be materially adversely affected. The Company is continually modifying and enhancing its IT systems and technologies to increase productivity and efficiency. As new systems and technologies are implemented, the Company could experience unanticipated difficulties resulting in unexpected costs and adverse impacts to its financial reporting and manufacturing and other business processes. When implemented, the systems and technologies may not provide the benefits anticipated and could add costs and complications to ongoing operations, which may have a material adverse effect on the Company’s business, results of operations or financial condition.

The Company and its dealers and distributors receive and store personal information in connection with their human resources operations, credit operations, warranty management, marketing efforts and other aspects of their businesses. Additionally, the Company maintains financial information in its IT system and exchanges electronically information with a large number of trading partners across all aspects of its commercial operations. The Company makes significant investments in research and development each year and data from such activities is maintained in the Company’s IT systems. Any security breach of the Company’s IT systems could result in disruptions to its operations or erroneous transactions or reporting. In addition, despite the Company’s preventive efforts to address cybersecurity threats, these threats are increasingly complex and can change frequently such that the Company may be unable to proactively address those threats or to implement adequate preventive measures. To the extent that a cybersecurity breach results in a loss or damage to the Company’s data, or in inappropriate disclosure of confidential or personal information, it could cause significant damage to the Company’s reputation, affect its relationships with its customers, lead to claims against the Company and ultimately materially adversely affect its business, results of operations or financial condition.

If the Company fails to maintain an effective system of internal control over financial reporting, the Company may not be able to produce accurate and timely financial statements

Ensuring that the Company has adequate internal financial and accounting controls and procedures in place so that it can produce accurate financial statements on a timely basis is a costly and time-consuming effort that needs to be evaluated frequently. In connection with the audit of the Company’s consolidated financial statements for the fiscal year ended January 31, 2019, management has identified a material weakness in the Company’s internal control over financial reporting. If the Company fails to correct this material weakness in its internal controls, or having corrected such material weakness, thereafter fails to maintain the adequacy of its internal controls, the Company may be unable to report its financial results accurately, which could increase operating costs and harm its business, including investors’ perception of its business and the price of its Subordinate Voting Shares. The actions that the Company plans to take to remediate the material weakness are subject to continued management review supported by confirmation and testing, as well as Audit Committee oversight. While management expects to fully remediate such material weakness, it cannot assure that it will be able to do so in a timely manner. Any continued or future failure to maintain adequate internal controls over financial reporting could materially adversely affect the Company’s business, results of operations or financial condition.

If the Company loses the services of members of its management team or employees who possess specialized market knowledge and technical skills, the Company’s ability to compete, to manage its operations effectively, or to develop new products could be materially adversely affected

Many members of the Company’s management team have extensive experience in the Company’s industry and with its business, products and customers. The loss of the technical, management and operational knowledge and expertise of one or more members of the management team could result in a diversion of management resources, as the remaining members of management would need to cover the duties of any senior executive who leaves the Company and would need to spend time usually reserved for managing the Company’s business to search for, hire and train new members of management. The loss of some or all of the members of Company’s management team, particularly if combined with difficulties in finding qualified substitutes, could negatively affect the Company’s ability to develop and pursue its business strategy, which could materially adversely affect the Company’s business, results of operations or financial condition.

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In addition, the Company’s success depends to a large extent upon its ability to retain skilled employees. There is intense competition for qualified and skilled employees, and the Company’s failure to recruit, train and retain such employees could have a material adverse effect on its business, results of operations or financial condition. To implement and manage the Company’s business and operating strategies effectively, the Company must maintain a high level of efficiency, performance and content quality, continue to enhance its operational and management systems and continue to effectively attract, train, motivate and manage its employees. If the Company is not successful in doing so, it may have a material adverse effect on its business, results of operations or financial condition.

The Company’s success depends upon the continued strength of its reputation and brands

The Company’s well-established brands include Can-Am off-road vehicles (ATVs and SSVs) and Can-Am on-road vehicles (Spyder and Ryker vehicles), Ski-Doo and Lynx snowmobiles, Sea-Doo PWCs, Alumacraft and Manitou boats, Rotax engines and Evinrude outboard engines. The Company believes that its reputation and brands are significant contributors to the success of its business. Any negative publicity about the Company’s products could diminish customer trust, do significant damage to the Company’s reputation and brands and negatively impact sales. As the Company expands into new geographical markets, maintaining and enhancing its brands may become increasingly difficult and expensive, as consumers in these markets may not accept its brand image. Failure to maintain and enhance the Company’s brands in any of its markets may materially adversely affect the Company’s business, results of operations or financial condition.

The Company’s brands and branded products could also be adversely affected by incidents that reflect negatively on the Company. Moreover, the negative impact of these events may be aggravated as the perceptions of consumers and others are formed based on modern communication and social media tools over which the Company has no control. The increasing use of social media has heightened the need for reputational risk management. Any actions the Company takes that cause negative public opinion have the potential to negatively impact the Company’s reputation, which may materially adversely affect its business, results of operations or financial condition.

An adverse determination in any significant product liability claim against the Company could materially adversely affect its business, results of operations or financial condition

The development, manufacturing, sale and usage of the Company’s products expose the Company to significant risks associated with product liability claims. If the Company’s products are defective, malfunction or are used incorrectly by its consumers, it may result in bodily injury, property damage or other injury, including death, which could give rise to product liability claims against the Company. Changes to the Company’s manufacturing processes and the production of new products could result in product quality issues, thereby increasing the risk of litigation and potential liability. Any losses that the Company may suffer from any liability claims and the effect that any product liability litigation may have upon the brand image, reputation and marketability of the Company’s products could have a material adverse impact on its business, results of operations or financial condition.

The Company does not believe the outcome of any pending product liability claim could have a material adverse effect on its business, results of operations or financial condition, and the Company has insurance with respect to future claims in amounts it believes to be appropriate. However, no assurance can be given that the Company’s historical claims record will not change, that material product liability claims will not be made in the future against the Company, or that claims will not arise in the future in excess or outside the coverage of the Company’s indemnities and insurance. The Company records provisions for known potential liabilities, but there is the possibility that actual losses may exceed these provisions and therefore negatively impact earnings. Also, the Company may not be able in the future to obtain adequate product liability insurance or the cost of doing so may be prohibitive. Adverse determinations of material product liability claims made against the Company could also harm the Company’s reputation and cause it to lose customers and could have a material adverse effect on its business, results of operations or financial condition.

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2019 Annual Information Form

Significant product repair and/or replacement due to product warranty claims or product recalls could have a material adverse impact on the Company’s business, results of operations or financial condition

The Company provides a limited warranty against defects for all of its products for a period generally varying from six months to five years. The Company may provide extended warranty coverage related to certain promotional programs, as well as extended warranty coverage in certain geographical markets as determined by local laws, rules or regulations and market conditions. The Company also provides a limited emissions warranty for certain emissions related parts in its products as required by the United States Environmental Protection Agency and the California Air Resources Board. Although the Company employs quality control procedures, it happens that a product manufactured by the Company needs repair or replacement or be recalled. The Company’s standard warranties require that dealers repair or replace defective products during such warranty periods at no cost to the consumer. The Company records provisions based on an estimate of product warranty claims, but there is the possibility that actual claims may exceed these provisions and therefore negatively impact earnings. The Company could make major product recalls or could be held liable in the event that some of its products do not meet safety standards or statutory requirements on product safety or consumer protection. In addition, the risks associated with product recalls may be aggravated if production volumes increase significantly, supplied goods do not meet the Company’s standards, the Company fails to perform its risk analysis systematically or product-related decisions are not fully documented. Historically, product recalls have been administered through the Company’s dealers and distributors. The repair and replacement costs that the Company could incur in connection with a recall could have a material adverse effect on the Company’s business, results of operations or financial condition. Product recalls could also harm the Company’s reputation and cause it to lose customers, particularly if recalls cause consumers to question the safety or reliability of the Company’s products, which could have a material adverse effect on the Company’s business, results of operations or financial condition.

The Company relies on a network of independent dealers and distributors to manage the retail distribution of its products

The Company depends on the capability of its independent dealers and distributors to develop and implement effective retail sales plans to create demand among retail purchasers for its products. If the Company’s independent dealers and distributors are not successful in these endeavours, then the Company will be unable to maintain or grow its sales. Further, independent dealers and distributors may experience difficulty in funding their day-to-day cash flow needs and paying their obligations resulting from adverse business conditions, including weakened consumer spending or tightened credit. Inability to fund operations can force dealers and distributors to cease business, and the Company may not be able to obtain alternate distribution in the vacated market, which could negatively impact the Company’s sales through reduced market presence or inadequate market coverage. In the event of a dealer or distributor default under any financing arrangement, the Company may also be required to repurchase such dealer’s or distributor’s inventory from the financing company. See “Risk Factors — The inability of the Company’s dealers and distributors to secure adequate access to capital could materially adversely affect the Company’s business, results of operations or financial condition”. In addition to dealers or distributors ceasing business, in some cases, the Company may seek to terminate relationships with some dealers or distributors leading to a reduction in the number of its dealers or distributors. Being forced to liquidate a former dealer’s or distributor’s inventory of the Company’s products could add downward pressure on such products’ prices. Further, the unplanned loss of any of the Company’s independent dealers or distributors may create negative impressions of the Company with its retail customers and have a material adverse impact on the Company’s ability to collect wholesale receivables that are associated with that dealer or distributor. Also, if the Company’s

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dealer and distributor base were to consolidate, competition for the business of fewer dealers and distributors would intensify. If the Company does not provide product offerings and pricing that meet the needs of its dealers and distributors, or if the Company loses a substantial amount of, or is not able to expand in certain key regions as North America, its dealer and distributor base, its business, results of operations or financial condition could be materially adversely affected.

The Company sells a majority of its products through dealer and distributor agreements. In general, distributors are contractually obligated to offer the Company’s products on an exclusive basis. On the other hand, many of the dealers through which the Company sells its products also carry competing product offerings and most dealers who sell the Company’s products exclusively are not contractually obligated to continue to do so and may choose to sell competing products at any time, which may lower the Company’s sales. The Company also relies on its dealers and distributors to service and repair its products. There can be no assurance that its dealers and distributors will provide high quality repair services to the Company’s customers. If dealers or distributors fail to provide quality service during either trial, delivery or after-sales service to the Company’s customers, the Company’s brand identity and reputation may be damaged, which could have a material adverse effect on the Company’s business, results of operations or financial condition.

The Company depends upon the successful management of the inventory levels, both at the Company’s and the dealers’ and distributors’ levels, and any failure to successfully manage inventory levels could have a material adverse effect on the Company’s business, results of operations or financial condition

The Company must maintain sufficient inventory levels to operate its business successfully. However, the Company must also guard against accumulating excess inventory as it seeks to minimize lost sales. The nature of the Company’s product lines requires the Company to purchase supplies and manufacture products well in advance of the time these products are offered for sale. As a result, the Company may experience difficulty in responding to a changing retail environment, which may lead to excess inventory or to inventory shortages if supply does not meet demand.

Sales for certain product lines are managed through longer term purchase commitments, and the Company plans annual production levels and long-term product development and introduction based on anticipated demand, as determined by the Company in reliance on its own market assessment and regular communication with its dealers, distributors and other customers. If the Company does not accurately anticipate the future demand for a particular product or the time it will take to adjust inventory, its inventory levels will not be appropriate and its results of operations may be negatively impacted, including through lower gross profit margins due to greater than anticipated discounts and markdowns that might be necessary to reduce inventory levels. On the other hand, the sales of certain other product lines are managed through shorter-term purchase commitments, and the Company has introduced a flexible order management system for some of its products. Any failure by the Company to maintain adequate inventory levels for such products could result in undesirable delivery delays for its customers or result in the loss of certain sales, which could, in turn, have a material adverse effect on the Company’s business, results of operations or financial condition.

Additionally, the Company’s dealers and distributors could decide to reduce the number of units of the Company’s products they hold. Such a decision would likely require the Company to reduce its production levels, thus resulting in lower rates of absorption of fixed costs in the Company’s manufacturing facilities and lower gross profit margins. If the Company’s dealers and distributors then placed additional orders for the Company’s products, this could impair the Company’s ability to respond rapidly to these demands and adequately manage its inventory levels, which could materially adversely affect its business, results of operations or financial condition.

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The Company may be unable to protect its intellectual property or it may incur substantial costs as a result of litigation or other proceedings relating to protection of its intellectual property

The Company’s success depends in part on its ability to protect its patents, trademarks, copyrights and trade secrets from unauthorized use by others. If substantial unauthorized use of the Company’s intellectual property rights occurs, the Company may incur significant costs in enforcing such rights by prosecuting actions for infringement of its rights, particularly taking into account that policing unauthorized use of the Company’s intellectual property may be particularly difficult outside North America and Europe. Such unauthorized use could also result in the diversion of engineering and management resources to these matters at the expense of other tasks related to the business. Others may also initiate litigation to challenge the validity of the Company’s patents, trademarks, copyrights and trade secrets, or allege that the Company infringes their patents, trademarks, copyrights or trade secrets. If the Company’s competitors initiate litigation to challenge the validity of the Company’s patents, trademarks, copyrights and trade secrets, or allege that the Company infringes theirs, the Company may incur substantial costs to defend its rights. If the outcome of any such litigation is unfavourable to the Company, its business, results of operations or financial condition could be materially adversely affected. The Company also cannot be sure that the patents it has obtained, or other protections such as confidentiality and trade secrets, will be adequate to prevent imitation of its products and technology by others. If the Company is unable to protect its technology through the enforcement of intellectual property rights, its ability to compete based on technological advantages may be harmed. If the Company fails to prevent substantial unauthorized use of its trade secrets, it risks the loss of certain competitive advantages, which could have a material adverse effect on its business, results of operations or financial condition.

Some of the Company’s direct competitors and indirect competitors may have significantly more resources to direct toward developing and patenting new technologies. It is possible that the Company’s competitors will develop and patent equivalent or superior engine technologies and other products that compete with the Company’s products. They may assert these patents against the Company and the Company may be required to license these patents on unfavourable terms or cease using the technology covered by these patents, either of which could harm the Company’s competitive position and may materially adversely affect its business, results of operation or financial condition.

Additionally, the Company is currently a defendant in a patent proceedings relating to its snowmobiles and PWCs, and similar actions could be introduced by others. If the Company is unsuccessful in its defense of any of these actions, there could be material adverse consequences including payment of monetary damages, licensing of patents on unfavourable terms, limitations on its ability to use certain technology and removal of desirable features from the Company’s products. Even if the Company is able to defeat such claims, the allegation that it is infringing on others’ intellectual property rights could harm its reputation and cause it to incur significant costs in connection with its defense of these actions. Also, from time to time, third parties have challenged, and may in the future try to challenge, the Company’s trademark rights and branding practices. The Company may be required to institute or defend litigation to enforce its trademark rights, which, regardless of the outcome, could result in substantial costs and diversion of resources and could have a material adverse effect on the Company’s business, results of operations or financial condition. If the Company loses the use of a product name, its efforts spent building that brand will be lost and it will have to rebuild a brand for that product, which it may or may not be able to do.

The Company may not be able to successfully execute its manufacturing strategy

One of the priorities of the strategic plan established by management consists of sustained efforts in the areas of cost reduction and operational efficiencies. This priority aims in part at leveraging the strength of the Company’s established manufacturing centers. In addition, in order to help the Company respond to ongoing changes in the market place and reduce inventory across the supply chain, the Company’s cost reduction and operational efficiencies efforts also focus on further

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implementing model mix production on its assembly lines, which allows the Company to produce a greater range of models on a weekly and daily basis, without expensive set-up costs or production downtime. The Company believes that flexible manufacturing is the key element to enable improvements in the Company’s ability to respond to customers in a cost-effective manner. The success of the Company in implementing this priority of its strategic plan is dependent on the involvement of management, production employees and suppliers. Any failure to achieve this cost reduction and operational efficiencies priority (including the anticipated levels of productivity and operational efficiencies) in the Company’s manufacturing facilities, could materially adversely impact the Company’s business, results of operations or financial condition and its ability to deliver the right product at the right time to the customer.

Covenants contained in agreements to which the Company is a party affect and, in some cases, significantly limit or prohibit the manner in which the Company operates its business

Some of the financing and other major agreements to which the Company is a party, including the Term Credit Agreement and the Revolving Credit Facilities (as defined herein), contain certain covenants that affect and, in some cases, significantly limit, among other things, the activities in which the Company may engage, the ability of the Company to incur debt, grant liens over its assets, engage in lines of business different from its own, consummate asset sales, pay dividends or make other distributions, redeem or otherwise retire capital stock or make other restricted payments, make loans, advances and other investments, and merge consolidate or amalgamate with another person. Under the Revolving Credit Facilities, the Company is bound by a fixed charge coverage ratio applicable if excess availability under our Revolving Credit Facilities is less than $100 million for seven consecutive business days.

A failure by the Company to comply with such contractual obligations or to pay amounts due under financing and other major agreements could result in an acceleration of the debt incurred under such agreements, a termination of the commitments made thereunder, as well as an exercise of remedies provided therein by the creditors of the Company (including foreclosure over substantially all of the assets of the Company). In such a situation, the Company may not be able to repay the accelerated indebtedness, fulfill its obligations under certain contracts or otherwise cover its fixed costs, which could result in a material adverse effect on the Company’s business, results of operations or financial condition.

Tax matters and changes in tax laws could materially adversely affect the Company’s business, results of operations or financial condition

The Company, as a multinational company conducting operations through subsidiaries in multiple jurisdictions, is subject to income taxes in Canada, the United States and numerous other foreign jurisdictions. The Company’s effective income tax rate in the future could be adversely affected as a result of a number of factors, including changes in the mix of earnings in countries with different statutory tax rates, changes in the valuation of deferred tax assets and liabilities, changes in tax laws and the outcome of income tax audits in various jurisdictions around the world. The Company regularly assesses all of these matters to determine the adequacy of its tax liabilities. If any of the Company’s assessments turn out to be incorrect, the Company’s business, results of operations or financial condition could be materially adversely affected.

The Company’s Canadian and foreign entities undertake certain operations with other currently existing or new subsidiaries in different jurisdictions, including Canada, the United States, Mexico, Finland, Austria and Switzerland. The tax laws of these jurisdictions, including Canada, have detailed transfer pricing rules that require that all transactions with non-resident related parties be priced using arm’s length pricing principles. Although the Company believes that its transfer pricing policies have been reasonably determined in accordance with arm’s length principles, the taxation authorities in the jurisdictions where the Company carries on business could challenge its arm’s length related party

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transfer pricing policies. International transfer pricing is a subjective area of taxation and generally involves a significant degree of judgment. If any of these taxation authorities were to successfully challenge the Company’s transfer pricing policies, its income tax expense may be adversely affected and the Company could also be subjected to interest and penalties. Any such increase in the Company’s income tax expense and related interest and penalties could have a material adverse effect on its business, results of operations or financial condition.

The Company’s Canadian and foreign entities are entitled to claim certain expenses and tax credits, including research and development expenses and Scientific Research and Experimental Development tax credits. Although the Company believes that the claims or deductions have been reasonably determined, there can be no assurance that the Canadian or the relevant foreign taxation authorities will agree. If a taxation authority were to successfully challenge the correctness of such expenses or tax credits claimed, or if a taxation authority were to reduce any tax credit either by reducing the rate of the grant or the eligibility of some research and development expenses in the future, the Company’s business, results of operations or financial condition could be materially adversely affected.

Deterioration in relationships with the Company’s non-unionized and unionized employees could have a material adverse effect on the business, results of operations or financial condition

A majority of the Company’s employees are non-unionized, including in all facilities in Canada and the United States. The maintenance of a productive and efficient labour environment and, in the event of unionization of these employees, the successful negotiation of a collective bargaining agreement, cannot be assured. A deterioration in relationships with employees or in the labour environment could result in work interruptions or other disruptions, or cause management to divert time and resources from other aspects of the Company’s business, which could have a material adverse effect on the Company’s business, results of operations or financial condition.

The Company is party to some national collective arrangements in Austria, Finland and Mexico that expire at various times in the future. As the Company is dependent on national unions to renew these agreements on terms that are satisfactory as they become subject to renegotiation from time to time, the outcome of these labour negotiations could have a material adverse effect on the Company’s business, results of operations or financial condition. Such could be the case if current or future labour negotiations or contracts were to further restrict its ability to maximize the efficiency of its operations. In addition, its ability to make short-term adjustments to control compensation and benefit costs is limited by the terms of its national collective arrangements.

The Company cannot predict the outcome of any current or future negotiations relating to labour disputes, union representation or the renewal of its national collective arrangements, nor can the Company assure that it will not experience work stoppages, strikes, property damage or other forms of labour protests pending the outcome of any current or future negotiations. If its unionized workers engage in a strike or any other form of work stoppage, it could experience a significant disruption to its operations, damage to its property and/or interruption to its services, which could have a material adverse effect on the Company’s business, results of operations or financial condition.

Pension plan liability may have a material adverse effect on the Company

Economic cycles can have a negative impact on the funding of the Company’s remaining defined benefit pension obligations and related expenditures. In particular, a portion of the Company’s pension plan assets are invested in equity securities, which can experience significant declines if financial markets weaken. The Company’s latest actuarial funding valuation reports show that the defined benefit components of the Company’s registered pension plans present a combined deficit and, as a result of such deficit combined with the application of the stabilization provisions of the

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law, the Company is required to make additional contributions to fund that deficit. There is no guarantee that the expenditures and contributions required to fund these defined benefit pension obligations will not increase in the future and therefore negatively impact the Company’s operating results, liquidity and financial position. Risks related to the funding of defined benefit pension plans may materialize if total obligations with respect to such a pension plan exceed the total value of the plan fund’s assets. Shortfalls may arise due to lower-than-expected returns on investments, changes in the discount rate used to assess the pension plan’s obligations, and actuarial losses. Any of these risks could result in a material adverse effect on the Company’s business, results of operations or financial condition.

Natural disasters, unusually adverse weather, pandemic outbreaks, boycotts and geo-political events could materially adversely affect the Company’s business, results of operations or financial condition

The occurrence of one or more natural disasters, such as hurricanes and earthquakes, unusually adverse weather, pandemic outbreaks, boycotts and geo-political events, such as civil unrest and acts of terrorism, or similar disruptions could materially adversely affect the Company’s business, results of operations or financial condition. These events could result in physical damage to one or more of the Company’s properties, increases in fuel or other energy prices, temporary or permanent closure of one or more of the Company’s facilities, temporary lack of an adequate workforce in a market, temporary or long-term disruption in the supply of raw materials, product parts and components, temporary disruption in transport to and from overseas, disruption in the Company’s distribution network and disruption to the Company’s information systems.

Failure to carry adequate insurance coverage may have a material adverse effect on the Company

The Company maintains liability insurance, property and business interruption insurance, cargo insurance, workers’ compensation coverage in the United States to the required statutory limits, automotive liability insurance, aviation insurance and directors and officers insurance, and its insurance coverage reflects deductibles, self-insured retentions, limits of liability and similar provisions. However, there is no guarantee that the Company’s insurance coverage will be sufficient, or that insurance proceeds will be paid to it in a timely manner. In addition, there are types of losses the Company may incur but against which it cannot be insured or which it believes are not economically reasonable to insure, such as losses due to acts of war and certain natural disasters. If the Company incurs these losses and they are material, the Company’s business, results of operations or financial condition could be materially adversely affected.

Volatile market price for Subordinate Voting Shares

The market price for Subordinate Voting Shares may be volatile and subject to wide fluctuations in response to numerous factors, many of which are beyond the Company’s control. Such factors include the following:

●	actual or anticipated fluctuations in the Company’s quarterly results of operations;

●	changes in estimates of the Company’s future results of operations by the Company;

●	changes in forecasts, estimates or recommendations of securities research analysts regarding the Company’s future results of operations or financial performance;

●	changes in the economic performance or market valuations of other companies that investors deem comparable to the Company;

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●	changes in overall economic conditions, primarily in North America and Europe, including changes that impact consumer spending and discretionary spending;

●	additions or departures of the Company’s senior management team or other key employees;

●	sales or perceived sales of additional Subordinate Voting Shares;

●	significant acquisitions or business combinations, strategic partnerships, joint ventures or capital commitments by or involving the Company or its competitors; and

●	news reports relating to trends, concerns or competitive developments, regulatory changes and other related issues in the Company’s industry or target markets.

Financial markets have in the past experienced significant price and volume fluctuations that have particularly affected the market prices of equity securities of companies and that have, in many cases, been unrelated to the operating performance, underlying asset values or prospects of such companies. Accordingly, the market price of the Subordinate Voting Shares may decline even if the Company’s operating results, financial condition or prospects have not changed. As well, certain institutional investors may base their investment decisions on consideration of the Company’s environmental, governance and social practices and performance against such institutions’ respective investment guidelines and criteria, and failure to meet such criteria may result in a limited or no investment in the Subordinate Voting Shares by those institutions, which could materially adversely affect the trading price of the Subordinate Voting Shares. There can be no assurance that continuing fluctuations in price and volume will not occur. If such increased levels of volatility and market turmoil continue, the Company’s business, results of operations or financial condition could be materially adversely impacted and the trading price of the Subordinate Voting Shares could be materially adversely affected.

BRP Inc. is a holding company and its financial performance and results are dependent on the earnings of its subsidiaries and the distribution of those earnings to BRP Inc.

BRP Inc. is a holding company and a substantial portion of its assets consists in the shares of its direct and indirect subsidiaries. As a result, BRP Inc. is subject to the risks attributable to its subsidiaries. As a holding company, BRP Inc. conducts substantially all of its business through its subsidiaries, which generate substantially all of its revenues. Consequently, BRP Inc.’s cash flows and ability to complete current or desirable future enhancement opportunities are dependent on the earnings of its subsidiaries and the distribution of those earnings to BRP Inc. The ability of these entities to pay dividends and other distributions will depend on their operating results and will be subject to applicable laws and regulations that require that solvency and capital standards be maintained by such companies and contractual restrictions contained in the instruments governing their debt. In the event of a bankruptcy, liquidation or reorganization of any of its subsidiaries, holders of indebtedness and trade creditors will generally be entitled to payment of their claims from the assets of those subsidiaries before any assets are made available for distribution to BRP Inc. As at January 31, 2019, the Shares were effectively junior to approximately 3,512.2 million of indebtedness of BRP Inc.’s subsidiaries.

Beaudier Group and Bain Capital will have significant influence with respect to matters put before the shareholders, which may have a negative impact on the trading price of the Subordinate Voting Shares

As at March 20, 2019, Beaudier Group and Bain Capital owned 27,932,242 and 21,353,314 Multiple Voting Shares, respectively, which represented approximately 45.59% and 34,85%, respectively, of the combined voting power of the Company’s outstanding Shares. Accordingly, Beaudier Group and Bain Capital have significant influence with respect to all matters submitted to the

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Company’s shareholders for approval, including without limitation the election and removal of directors, amendments to the articles of incorporation and by-laws of the Company and the approval of certain business combinations. Holders of Subordinate Voting Shares have a limited role in the Company’s affairs. This concentration of voting power may impact the market price of the Subordinate Voting Shares, delay or prevent any acquisition or delay or discourage take-over attempts that shareholders may consider to be favourable, or make it more difficult or impossible for a third party to acquire control of the Company or effect a change in the Company’s Board of Directors and management. Any delay or prevention of a change of control transaction could deter potential acquirors or prevent the completion of a transaction in which the Company’s shareholders could receive a substantial premium over the then current market price for their Subordinate Voting Shares.

In addition, Beaudier Group’s and Bain Capital’s interests may not in all cases be aligned with interests of the other shareholders of the Company. Beaudier Group and Bain Capital may have an interest in pursuing acquisitions, divestitures and other transactions that, in the judgment of their management, could enhance their equity investment, even though such transactions might involve risks to the shareholders of the Company and may ultimately affect the market price of the Subordinate Voting Shares.

Future sales of Subordinate Voting Shares by Beaudier Group, Bain Capital or the Company’s directors and officers

As at March 20, 2019, Beaudier Group owned 27,932,242 Multiple Voting Shares, which in the aggregate represented approximately 51.6% of the issued and outstanding Multiple Voting Shares of the Company, and Bain Capital owned 21,353,314 Multiple Voting Shares, which in the aggregate represented approximately 39.5% of the issued and outstanding Multiple Voting Shares of the Company. Each outstanding Multiple Voting Share may at any time, at the option of the holder, be converted into one Subordinate Voting Share. See “Description of the Capital Structure”.

Subject to compliance with applicable securities laws, Beaudier Group, Bain Capital or the Company’s directors and officers may sell some or all of their Subordinate Voting Shares in the future. No prediction can be made as to the effect, if any, such future sales of Subordinate Voting Shares will have on the market price of the Subordinate Voting Shares prevailing from time to time. However, the future sale of a substantial number of Subordinate Voting Shares by Beaudier Group, Bain Capital or the Company’s directors and officers or the perception that such sales could occur, could materially adversely affect prevailing market prices for the Subordinate Voting Shares.

Pursuant to the Registration Rights Agreement, each of Beaudier Group and Bain Capital is granted certain registration rights. See “Material Contracts — Securityholders Agreements — Registration Rights Agreement”.

DIVIDENDS

On May 31, 2017, the Company’s Board of Directors declared a first quarterly dividend of $0.08 per share for holders of its Multiple Voting Shares and Subordinate Voting Shares. The dividend was paid on July 13, 2017 to shareholders of record at the close of business on June 30, 2017.

On August 31, 2017, the Company’s Board of Directors declared a quarterly dividend of $0.08 per share for holders of its Multiple Voting Shares and Subordinate Voting Shares. The dividend was paid on October 13, 2017 to shareholders of record at the close of business on September 29, 2017.

On November 30, 2017, the Company’s Board of Directors declared a quarterly dividend of $0.08 per share for holders of its Multiple Voting Shares and Subordinate Voting Shares. The dividend was paid on January 12, 2018 to shareholders of record at the close of business on December 29, 2017.

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On March 20, 2018, the Company’s Board of Directors declared a quarterly dividend of $0.09 per share for holders of its Multiple Voting Shares and Subordinate Voting Shares. The dividend was paid on April 13, 2019 to shareholders of record at the close of business on March 30, 2018.

On May 30, 2018, the Company’s Board of Directors declared a quarterly dividend of $0.09 per share for holders of its Multiple Voting Shares and Subordinate Voting Shares. The dividend was paid on July 13, 2018 to shareholders of record at the close of business on June 29, 2018.

On August 29, 2018, the Company’s Board of Directors declared a quarterly dividend of $0.09 per share for holders of its Multiple Voting Shares and Subordinate Voting Shares. The dividend was paid on October 12, 2018 to shareholders of record at the close of business on September 28, 2018.

On November 29, 2018, the Company’s Board of Directors declared a quarterly dividend of $0.09 per share for holders of its Multiple Voting Shares and Subordinate Voting Shares. The dividend was paid on January 11, 2019 to shareholders of record at the close of business on December 28, 2018.

On March 21, 2019, the Company’s Board of Directors declared a quarterly dividend of $0.10 per share for holders of its Multiple Voting Shares and Subordinate Voting Shares. The dividend will be paid on April 12, 2019 to shareholders of record at the close of business on March 29, 2019.

The Board of Directors has determined that each of the foregoing quarterly dividends was, at the time of declaration, appropriate based on the Company’s results of operations, current and anticipated cash requirements and surplus, financial condition, contractual restrictions and financing agreement covenants, solvency tests imposed by corporate law and on other relevant factors. The payment of each quarterly dividend remains subject to the declaration of such dividend by the Board of Directors. The actual amount, the declaration date, the record date and the payment date of each quarterly dividend are subject to the discretion of the Board of Directors.

DESCRIPTION OF THE CAPITAL STRUCTURE

The Company’s authorized share capital consists of an unlimited number of Multiple Voting Shares and Subordinate Voting Shares and an unlimited number of preferred shares (the “Preferred Shares”), issuable in series. As at March 20, 2019, 43,040,023 Subordinate Voting Shares, 54,101,384 Multiple Voting Shares and no Preferred Shares were issued and outstanding.

The Subordinate Voting Shares are “restricted securities” within the meaning of such term under applicable Canadian securities laws.

Shares

Except as described herein, the Subordinate Voting Shares and the Multiple Voting Shares have the same rights, are equal in all respects and are treated by the Company as if they were shares of one class only.

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Rank

The Subordinate Voting Shares and Multiple Voting Shares rank pari passu with respect to the payment of dividends, return of capital and distribution of assets in the event of the liquidation, dissolution or winding up of the Company. In the event of the liquidation, dissolution or winding-up of the Company or any other distribution of its assets among its shareholders for the purpose of winding-up its affairs, whether voluntarily or involuntarily, the holders of Multiple Voting Shares and the holders of Subordinate Voting Shares are entitled to participate equally, share for share, subject always to the rights of the holders of any Preferred Shares, in the remaining property and assets of the Company available for distribution to the holders of Shares, without preference or distinction among or between the Subordinate Voting Shares and the Multiple Voting Shares.

Dividends

The holders of outstanding Shares are entitled to receive, subject always to the rights of the holders of any Preferred Shares, dividends on a share for share basis out of assets legally available therefore at such times and in such amounts and form as the Board of Directors may from time to time determine, without preference or distinction among or between the Subordinate Voting Shares and the Multiple Voting Shares. In the event of a payment of a dividend in the form of Shares, holders of Subordinate Voting Shares shall receive Subordinate Voting Shares and holders of Multiple Voting Shares shall receive Multiple Voting Shares.

Voting Rights

Under the Company’s articles, the Subordinate Voting Shares carry one vote per share and Multiple Voting Shares carry six votes per share. Based on the number of shares issued and outstanding as at March 20, 2019, the Subordinate Voting Shares represented 43,040,023 of the Company’s total issued and outstanding Shares and 11.7% of the voting power attached to all of the Shares.

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Conversion

The Subordinate Voting Shares are not convertible into any other class of shares. Each outstanding Multiple Voting Share may at any time, at the option of the holder, be converted into one Subordinate Voting Share. Upon the first date that any Multiple Voting Share shall be held other than by a Permitted Holder (as defined below), such holder, without any further action, shall automatically be deemed to have exercised his, her or its rights to convert all of the Multiple Voting Shares held by such holder into fully paid and non-assessable Subordinate Voting Shares, on a share for share basis.

In addition, all Multiple Voting Shares, regardless of the holder thereof, will convert automatically into Subordinate Voting Shares at such time as Permitted Holders that hold Multiple Voting Shares no longer hold and own, collectively, directly or indirectly, more than 15% of the beneficial ownership interests in the aggregate number of outstanding Multiple Voting Shares and Subordinate Voting Shares (it being understood that the number of Multiple Voting Shares shall be added to the number of Subordinate Voting Shares for the purposes of such calculation).

For the purposes of the foregoing:

“Affiliate” means, with respect to any specified Person (as defined below), any other Person that directly or indirectly through one or more intermediaries controls, or is controlled by, or is under common control with, such specified Person;

“Members of the Immediate Family” means with respect to any individual, each spouse (whether by marriage or civil union) or common law partner (as defined in the Income Tax Act (Canada) (the “Tax Act”)) or child or other descendants (whether by birth or adoption) of such individual, each spouse (whether by marriage or civil union) or common law partner (as defined in the Tax Act) of any of the aforementioned Persons, each trust created solely for the benefit of such individual and/or one or more of the aforementioned Persons, and each legal representative of such individual or of any aforementioned Persons (including without limitation a tutor, curator, mandatary due to incapacity, custodian, guardian or testamentary executor), acting in such capacity under the authority of the law, an order from a competent tribunal, a will or a mandate in case of incapacity or similar instrument. For the purposes of this definition, a Person shall be considered the spouse of an individual if such Person is legally married to such individual, lives in a civil union with such individual or is the common law partner (as defined in the Tax Act as amended from time to time) of such individual. A Person who was the spouse of an individual within the meaning of this paragraph immediately before the death of such individual shall continue to be considered a spouse of such individual after the death of such individual.

“Permitted Holders” means (i) Janine Bombardier, Claire Bombardier Beaudoin, Laurent Beaudoin, Huguette Bombardier Fontaine, Jean-Louis Fontaine and J.R. André Bombardier, and the Members of the Immediate Family of each such individual; (ii) any Person controlled, directly or indirectly, by one or more of the Persons referred to in clause (i) above; (iii) Bain Capital and any of its Affiliates and; (iv) CDPQ and any of its Affiliates;

“Person” means any individual, partnership, corporation, company, association, trust, joint venture or limited liability company; and

A Person is “controlled” by another Person or other Persons if: (i) in the case of a company or other body corporate wherever or however incorporated: (A) securities entitled to vote in the election of directors carrying in the aggregate at least 66 2⁄3% of the votes for the election of directors and representing in the aggregate at least 66 2⁄3% of the participating (equity) securities are held, other than by way of security only, directly or indirectly, by or solely for the benefit of the other Person or Persons; and (B) the votes carried in the aggregate by such securities are entitled, if exercised, to elect a majority of the board of directors of such company or other body corporate; or (ii) in the case of a Person that is

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not a company or other body corporate, at least 66 2⁄3% of the participating (equity) and voting interests of such Person are held, directly or indirectly, by or solely for the benefit of the other Person or Persons; and “controls”, “controlling” and “under common control with” shall be interpreted accordingly.

Subscription Rights

In the event of any distribution or issuance, including by way of a share dividend (a “Distribution”) of voting shares of the Company (other than Multiple Voting Shares, Subordinate Voting Shares issued upon the conversion of Multiple Voting Shares or voting shares issued pursuant to the exercise of a right attached to any security of the Company issued prior to the Distribution) (the “Voting Shares”) or of securities convertible or exchangeable into Voting Shares or giving the right to acquire Voting Shares (other than options or other securities issued under compensatory plans or other plans to purchase Voting Shares or any other securities in favour of the management, directors, employees or consultants of the Company) (the “Convertible Securities” and, together with the Voting Shares, the “Distributed Securities”), the Company shall issue to the holder(s) of Multiple Voting Shares rights to subscribe for that number of Multiple Voting Shares, or, as the case may be, for securities convertible or exchangeable into or giving the right to acquire, on the same terms and conditions, including subscription or exercise price, as applicable, mutatis mutandis (except for the ultimate underlying securities that shall be Multiple Voting Shares), as those stipulated in the Convertible Securities, that number of Multiple Voting Shares, respectively, which carry, in the aggregate, a number of voting rights sufficient to fully maintain the proportion of total voting rights (on a fully diluted basis) associated with the then outstanding Multiple Voting Shares (the “Rights to Subscribe”).

The Rights to Subscribe shall be issued to the holder(s) of Multiple Voting Shares in a proportion equal to their respective holdings of Multiple Voting Shares and shall be issued concurrently with the completion of the Distribution of the applicable Distributed Securities. To the extent that any such Rights to Subscribe are exercised, in whole or in part, the securities underlying such Rights to Subscribe (the “Subscription Securities”) shall be issued and must be paid for concurrently with the completion of the Distribution and payment to the Company of the issue price for the Distributed Securities, at the lowest price permitted by the applicable securities and stock exchange regulations and subject (as to such price) to the prior consent of the exchanges but at a price not lower than (i) if the Distributed Securities are Subordinate Voting Shares, the price at which Subordinate Voting Shares are then being issued or distributed, (ii) if the Distributed Securities are Convertible Securities, the price at which the applicable Convertible Securities are then being issued or distributed, and (iii) if the Distributed Securities are Voting Shares other than Subordinate Voting Shares, the higher of (a) the weighted average price of the transactions on the Subordinate Voting Shares on the TSX (or such other primary stock exchange on which they are listed, as the case may be) for the 20 trading days preceding the Distribution of such Voting Shares or of (b) the weighted average price of transactions on the Subordinate Voting Shares on the TSX (or such other primary stock exchange on which they are listed, as the case may be), the trading day before the Distribution of such Voting Shares.

The privileges attached to Subscription Securities that are securities convertible or exchangeable into or giving the right to acquire Multiple Voting Shares shall only be exercisable if and whenever the same privileges attached to the Convertible Securities are exercised and shall not result in the issuance of a number of Multiple Voting Shares that increases the proportion (as in effect immediately prior to giving effect to the completion of the Distribution) of total voting rights associated with the Multiple Voting Shares after giving effect to the exercise by the holder(s) of the privileges attached to such Convertible Securities.

The right to receive Rights to Subscribe as described above, and the legal or beneficial ownership of the Rights to Subscribe, may be assigned in whole or in part among Permitted Holders, provided that written notice of any such assignment shall be sent promptly to the other holders of Multiple Voting Shares and the Company.

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Subordinate Voting Shares have no pre-emptive or subscription rights to purchase any securities of the Company. An issuance of participating (equity) securities will not be rendered invalid due to a failure by the Company to comply with the foregoing.

Subdivision or Consolidation

No subdivision or consolidation of the Subordinate Voting Shares or the Multiple Voting Shares may be carried out unless, at the same time, the Multiple Voting Shares or the Subordinate Voting Shares, as the case may be, are subdivided or consolidated in the same manner and on the same basis.

Certain Amendments

In addition to any other voting right or power to which the holders of Subordinate Voting Shares shall be entitled by law or regulation or other provisions of the Articles of the Company from time to time in effect, but subject to the provisions of Articles of the Company, holders of Subordinate Voting Shares shall be entitled to vote separately as a class, in addition to any other vote of shareholders that may be required, in respect of any alteration, repeal or amendment of the Articles of the Company that would adversely affect the powers, preferences or rights of the holders of Subordinate Voting Shares, including an amendment to the terms of the Articles of the Company that provide that any Multiple Voting Shares sold or transferred to a Person that is not a Permitted Holder shall be automatically converted into Subordinate Voting Shares.

Certain Class Votes

Without limiting other rights at law of any holders of Multiple Voting Shares or Subordinate Voting Shares to vote separately as a class or the terms of the following paragraph, neither the holders of the Multiple Voting Shares nor the holders of the Subordinate Voting Shares shall be entitled to vote separately as a class upon a proposal to amend the Articles of the Company in the case of an amendment of the kind referred to in paragraph (a) of subsection 176(1) of the Canada Business Corporations Act and, as regards the creation of additional classes of preferred shares that are non-voting, paragraph (e) of subsection 176(1) of the Canada Business Corporations Act.

The holders of the Subordinate Voting Shares shall be entitled to vote separately as a class (but will not have any dissent rights) in respect of any amalgamation, arrangement, business combination or sale, lease, exchange or transfer of all or substantially all the property of the Company (as such expressions are interpreted for the purposes of the Canada Business Corporations Act) in connection with which or following which any holder of Multiple Voting Shares would, directly or indirectly, receive or be entitled to receive consideration, money, property or securities of greater value per share or different in kind than the consideration or distribution available to holders of Subordinate Voting Shares, unless the holders of Subordinate Voting Shares are otherwise already entitled to vote separately as a class in respect of such transaction under any applicable law (including, without limitation, securities laws in any jurisdiction, together with the rules, regulations, orders and notices made thereunder and the local, uniform and national published instruments and policies adopted by the securities regulatory authority in such jurisdiction, as applied and interpreted by such securities regulatory authority) or the rules, notices, policies and procedures or any decision of any applicable stock exchange.

Issuance of Additional Multiple Voting Shares

Subject to the provisions of the Articles of the Company, the Company may not issue Multiple Voting Shares without the approval of at least 66 2⁄3% of the votes cast at a meeting of the holders of Subordinate Voting Shares duly held for that purpose. However, approval is not required in connection with a subdivision or conversion on a pro rata basis as between the Subordinate Voting Shares and the Multiple Voting Shares or the issuance of Multiple Voting Shares upon the exercise of the Rights to Subscribe.

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Take-Over Bid Protection

Under applicable Canadian law, an offer to purchase Multiple Voting Shares would not necessarily require that an offer be made to purchase Subordinate Voting Shares. In accordance with the rules of the TSX designed to ensure that, in the event of a take-over bid, the holders of Subordinate Voting Shares will be entitled to participate on an equal footing with holders of Multiple Voting Shares, the Beaudier Group, Bain Capital and CDPQ, as the owners of all the outstanding Multiple Voting Shares, entered into a coattail agreement dated May 29, 2013 with the Company and Computershare Trust Company of Canada (the “Coattail Agreement”). The Coattail Agreement contains provisions customary for dual class, TSX-listed companies designed to prevent transactions that otherwise would deprive the holders of Subordinate Voting Shares of rights under applicable provincial take-over bid legislation to which they would have been entitled if the Multiple Voting Shares had been Subordinate Voting Shares.

The undertakings in the Coattail Agreement do not apply to prevent a sale of Multiple Voting Shares by any of Beaudier Group, Bain Capital or CDPQ if concurrently an offer is made to purchase Subordinate Voting Shares that:

●	offers a price per Subordinate Voting Share at least as high as the highest price per share paid pursuant to the take-over bid for the Multiple Voting Shares;

●

provides that the percentage of outstanding Subordinate Voting Shares to be taken up (exclusive of shares owned immediately prior to the offer by the offeror or persons acting jointly or in concert with the offeror) is at least as high as the percentage of Multiple Voting Shares to be sold (exclusive of Multiple Voting Shares owned immediately prior to the offer by the offeror and persons acting jointly or in concert with the offeror);

●	has no condition attached other than the right not to take up and pay for Subordinate Voting Shares tendered if no shares are purchased pursuant to the offer for Multiple Voting Shares; and

●	is in all other material respects identical to the offer for Multiple Voting Shares.

In addition, the Coattail Agreement does not prevent the transfer of Multiple Voting Shares by Beaudier Group, Bain Capital or CDPQ to a Permitted Holder, provided such transfer is not or would not have been subject to the requirements to make a take-over bid (if the vendor or transferee were in Canada) or constitutes or would constitute an exempt take-over bid (as defined in applicable securities legislation). The conversion of Multiple Voting Shares into Subordinate Voting Shares, whether or not such Subordinate Voting Shares are subsequently sold, would not constitute a disposition of Multiple Voting Shares for the purposes of the Coattail Agreement.

Under the Coattail Agreement, any disposition of Multiple Voting Shares (including a transfer to a pledgee as security) by a holder of Multiple Voting Shares party to the agreement is conditional upon the transferee or pledgee becoming a party to the Coattail Agreement, to the extent such transferred Multiple Voting Shares are not automatically converted into Subordinate Voting Shares in accordance with the Articles of the Company.

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The Coattail Agreement contains provisions for authorizing action by the trustee to enforce the rights under the Coattail Agreement on behalf of the holders of the Subordinate Voting Shares. The obligation of the trustee to take such action is conditional on the Company or holders of the Subordinate Voting Shares providing such funds and indemnity as the trustee may require. No holder of Subordinate Voting Shares will have the right, other than through the trustee, to institute any action or proceeding or to exercise any other remedy to enforce any rights arising under the Coattail Agreement unless the trustee fails to act on a request authorized by holders of not less than 10% of the outstanding Subordinate Voting Shares and reasonable funds and indemnity have been provided to the trustee. The Company agreed to pay the reasonable costs of any action that may be taken in good faith by holders of Subordinate Voting Shares pursuant to the Coattail Agreement.

The Coattail Agreement provides that it may not be amended, and no provision thereof may be waived, unless, prior to giving effect to such amendment or waiver, the following have been obtained: (a) the consent of the TSX and any other applicable securities regulatory authority in Canada and (b) the approval of at least 66 2⁄3% of the votes cast by holders of Subordinate Voting Shares excluding votes attached to Subordinate Voting Shares held by Beaudier Group, Bain Capital, CDPQ, their affiliates and any persons who have an agreement to purchase Multiple Voting Shares on terms that would constitute a sale or disposition for purposes of the Coattail Agreement other than as permitted thereby.

No provision of the Coattail Agreement limits the rights of any holders of Subordinate Voting Shares under applicable law.

Preferred Shares

The Company is authorized to issue an unlimited number of Preferred Shares, issuable in series. Each series of Preferred Shares shall consist of such number of shares and having such rights, privileges, restrictions and conditions as may be determined by the Board of Directors prior to the issuance thereof. Holders of Preferred Shares, except as otherwise provided in the terms specific to a series of Preferred Shares or as required by law, will not be entitled to vote at meetings of holders of Shares. With respect to the payment of dividends and distribution of assets in the event of liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, the Preferred Shares are entitled to preference over the Shares and any other shares ranking junior to the Preferred Shares from time to time and may also be given such other preferences over Shares and any other shares ranking junior to the Preferred Shares as may be determined at the time of creation of such series.

Advance Notice Requirements for Director Nominations

The Company’s by-laws provide that shareholders seeking to nominate candidates for election as directors must provide timely written notice to the Company’s secretary at its principal executive offices. To be timely, a shareholder’s notice must be received (i) in the case of an annual meeting of shareholders, not less than 30 days nor more than 65 days prior to the date of the annual meeting; provided, however, that in the event that the annual meeting of shareholders is to be held on a date that is less than 50 days after the date on which the first public announcement of the date of the annual meeting was made, notice by the shareholder may be received not later than the close of business on the 10th day following the date of such public announcement; and (ii) in the case of a special meeting (which is not also an annual meeting) of shareholders called for the purpose of electing directors, not later than the close of business on the 15th day following the day on which the first public announcement of the date of the special meeting was made. The Company’s by-laws also prescribe the proper written form for a shareholder’s notice. The Board of Directors may, in its sole discretion, waive any requirement under these provisions. These provisions shall be automatically repealed and cease to have effect upon the termination of the Nomination Rights Agreement entered into between the Company and the Beaudier Group, Bain Capital and CDPQ. See “Material Contracts — Securityholders Agreement — Nomination Rights Agreement”.

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MARKET FOR SECURITIES AND TRADING PRICE AND VOLUME

The Subordinate Voting Shares are listed for trading on the TSX under the symbol “DOO” and on the Nasdaq Global Select Market under the symbol “DOOO”. The following table shows the monthly range of high and low prices per Subordinate Voting Share at the close of market on the TSX, as well as total monthly volumes and average daily volumes of the Subordinate Voting Shares traded on the TSX for Fiscal 2019:

Month	Price per Subordinate Voting Share ($) Monthly Low	Price per Subordinate Voting Share ($) Monthly High	Subordinate Voting Shares Total Monthly Volume	Subordinate Voting Shares Average Daily Volume
February 2018	44.46	53.24	3,623,831	190,728
March 2018	43.63	50.49	4,720,212	224,772
April 2018	48.85	55.70	4,190,077	199,527
May 2018	49.73	62.08	4,671,277	212,331
June 2018	59.01	66.36	6,441,892	306,757
July 2018	59.79	66.18	4,175,583	198,837
August 2018	60.71	74.67	3,640,366	165,471
September 2018	58.30	71.80	7,741,591	407,452
October 2018	49.30	62.17	8,512,000	386,909
November 2018	40.23	53.92	5,405,047	245,684
December 2018	32.36	51.46	7,248,327	381,491
January 2019	33.90	41.19	4,861,834	220,992

The Multiple Voting Shares are not listed for trading on any stock exchange.

DIRECTORS AND OFFICERS

The following table sets out for each of the Company’s directors and executive officers, the person’s name, province or state, and country of residence, position with the Company, principal occupation during the five preceding years and, if a director, the date on which the person became a director. The Company’s directors are expected to hold office until the Company’s next annual general meeting of shareholders. The Company’s directors are elected annually and, unless re-elected, retire from office at the end of the next annual meeting of shareholders. As a group, the directors and executive officers beneficially owned, or controlled or directed, directly or indirectly, a total of 1,319,611 Subordinate Voting Shares, representing in the aggregate 3.1% of all of the Company’s issued and outstanding Subordinate Voting Shares, 1.4% of all of the Company’s issued and outstanding Shares and 0.4% of the total voting power attached to all of the Company’s issued and outstanding Shares as at March 20, 2019. Messrs. Laurent Beaudoin and J. R. André Bombardier, through their indirect ownership or control of Beaudier Inc. and 4338618 Canada Inc., respectively, were also deemed to beneficially own or control a total of 20,486,150 Multiple Voting Shares, representing in the aggregate 37.9% of all of the Company’s issued and outstanding Multiple Voting Shares, 21.1% of the Company’s issued and outstanding Shares and 33.4% of the total voting power attached to all of the Company’s issued and outstanding Shares as at March 20, 2019.

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Directors

Name and Province or State and Country of Residence	Age	Position(s)/Title	Director Since	Principal Occupation

LAURENT BEAUDOIN(1)

Québec, Canada	80	Director	2003	Corporate Director(2)

JOSHUA BEKENSTEIN(3)

Massachusetts, U.S.	60	Director	2003	Managing Director at Bain Capital Investors, LLC (a private equity fund)

JOSÉ BOISJOLI(4)

Québec, Canada	61	Director, President and Chief Executive Officer	2011	President and Chief Executive Officer of the Company

J.R. ANDRÉ BOMBARDIER

Québec, Canada	76	Director	2003	Vice-Chairman of Bombardier Inc.

WILLIAM H. CARY(5)

Florida, U.S.	60	Director	2015	Corporate Director

MICHAEL HANLEY(6)(7)

Québec, Canada	53	Director	2012	Corporate Director

LOUIS LAPORTE(7)(8)

Québec, Canada	58	Director	2013	Executive Vice-President of Beaudier Inc. (a private holding company)

ESTELLE MÉTAYER(5)

Québec, Canada	48	Director	2014	President of EM Strategy Inc. (a strategy consulting firm) and adjunct professor at McGill University

NICHOLAS G. NOMICOS(4)

Massachusetts, U.S.	56	Director	2016	Managing Director of Nonantum Capital Partners, LLC (a middle market private equity firm)

DANIEL J. O’NEILL(5)(7)

Québec, Canada	67	Director	2004	Corporate Director

EDWARD PHILIP(4)(7)

Florida, U.S.	53	Director	2005	Corporate Director

JOSEPH ROBBINS

Massachusetts, U.S.	39	Director	2013	Principal at Bain Capital Partners, LLC (a private equity fund)

BARBARA J.

SAMARDZICH(4)	60	Director	2017	Corporate Director

Michigan, U.S.

(1) Chair of the Board of Directors of the Company.

(2) Mr. Beaudoin stepped down from the position of Chairman of Bombardier Inc. in February 2015. He remained a director and was awarded the title of Chairman Emeritus and retired from Bombardier Inc. in 2018.

(3) Chair of the Human Resources, Nomination and Governance Committee.

(4) Member of the Investment and Risk Committee.

(5) Member of the Audit Committee.

(6) Chair of the Audit Committee.

(7) Member of the Human Resources, Nomination and Governance Committee.

(8) Chair of the Investment and Risk Committee.

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Executive Officers

Name and Province or State and Country of Residence	Age	Position(s)/Title
JOSÉ BOISJOLI	61	President and Chief Executive Officer

Québec, Canada

TRACY CROCKER	59	President, BRP Marine Group

Minnesota, U.S.

KARIM DONNEZ	42	Senior Vice-President, Strategy, Business Development and Transformation

Québec, Canada

BERNARD GUY	54	Senior Vice-President, Global Product Strategy

Québec, Canada

ANNE-MARIE LABERGE	53	Senior-Vice President, Global Brands, Marketing and Communication

Québec, Canada

MARTIN LANGELIER	48	Senior Vice-President, General Counsel and Public Affairs

Québec, Canada

DENYS LAPOINTE	57	Senior Vice-President, Design, Innovation and Creative Services

Québec, Canada

ANNE LE BRETON	47	Senior Vice-President, Human Resources

Québec, Canada

SÉBASTIEN MARTEL	47	Chief Financial Officer

Québec, Canada

JOSÉE PERREAULT	56	Senior Vice-President, Can-Am On-Road vehicles

Québec, Canada

SANDY SCULLION	51	Senior Vice-President, Global Retail & Services - Powersports

Québec, Canada

THOMAS UHR	54	Senior Vice-President, Product Engineering and Manufacturing Operations -

Québec, Canada		Powersports

Biographies

The following are brief profiles of the directors and executive officers of the Company, including a description of each individual’s principal occupation within the past five years.

Non-Executive Directors

Laurent Beaudoin, Director

Mr. Beaudoin is Chair of the Board of Directors since December 2003. Mr. Beaudoin, who was the Chief Executive Officer and Chairman of Bombardier Inc. since 1966, handed over his responsibilities as Chief Executive Officer in June 2008, and remained Chairman of the Board of Directors of Bombardier Inc. until he stepped down in February 2015. He remained a director and was awarded the title of Chairman Emeritus and retired from Bombardier Inc. in 2018. Mr. Beaudoin joined Bombardier Inc. in 1963 as Comptroller. From 2002 to 2012, he has been a member of the International Business Council of the World Economic Forum based in Geneva, Switzerland. He was President of FIRST Robotics Quebec from 2010 until he retired in 2018. Mr. Beaudoin is also President of Beaudier Inc., a holder of Multiple Voting Shares. Mr. Beaudoin holds honorary doctorates from various universities and he received many awards and honours as a business leader, including Canada’s Outstanding CEO of the Year by the Financial Post. He is a Chartered Accountant and a Fellow of the Ordre des comptables agréés du Québec.

Joshua Bekenstein, Director

Mr. Bekenstein is a Managing Director at Bain Capital. Prior to joining Bain Capital in 1984, Mr. Bekenstein spent several years at Bain & Company, Inc., where he was involved with companies in a variety of industries. Mr. Bekenstein is a member of the Board of Directors, the Chair of the Human Resources and Compensation Committee and a member of the Nominating and Governance Committee of Dollarama Inc. and Canada Goose Holdings Inc. He also serves as a director of several other corporations, including Bright Horizons Family Solutions Inc. for which he is a member of the

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Compensation Committee and The Michaels Companies, Inc. He previously served as a member of the board of directors of The Gymboree Corporation, Burlington Stores, Inc. and Waters Corporation. Mr. Bekenstein received a Bachelor of Arts from Yale University and a Master of Business Administration (MBA) from Harvard Business School.

J.R. André Bombardier, Director

Mr. Bombardier is the Vice-Chairman of Bombardier Inc., a position he has held since 1978. He joined Bombardier Inc. in 1969 as Vice President, Industrial Division, and then successively held the positions of Vice-President, Research and Development, Ski-Doo Division; Assistant to the President in charge of new products, Vice President of Marketing, Marine Products Division, and President of the Roski Ltd. subsidiary, before taking the position he now holds. Mr. Bombardier is also President of 4338618, a holder of Multiple Voting Share. Mr. Bombardier holds a Bachelor of Arts from the Séminaire de Sherbrooke as well as a Bachelor of Commerce with a major in Finance from the Université de Sherbrooke. He is also a graduate of the Harvard International Senior Managers Program. He is the brother-in-law of Chairman Laurent Beaudoin.

William H. Cary, Director

Mr. Cary served as the President and Chief Operating Officer of GE Capital, the financial services unit of the General Electric Company, from November 2008 until January 2015 and as a Senior Vice-President of General Electric from November 2006 until January 2015. He served as the President of GE Money (Global), a subsidiary of GE Capital, from February 2008 until his promotion to President and Chief Operating Officer of GE Capital in November 2008. Mr. Cary joined General Electric in 1986 as a member of the Financial Management Program and served in a variety of financial and operating positions around the world. He also served as a member of General Electric’s Corporate Executive Council and was a member of the GE Capital board of directors. He is currently on the board of directors of Rush Enterprises, Inc. and Ally Financial Inc.

Michael Hanley, Director

Mr. Hanley is a corporate director with many years of experience in senior management roles and corporate governance. He sits on the Board of Directors and chairs the Audit Committee of Industrial Alliance Insurance and Financial Services Inc., and of ShawCor Ltd. Mr. Hanley also sits on the board of LyondellBasell Industries N.V. since 2018 and is a member of its Audit Committee and of its Health, Safety, Environment an Operations Committee. He was on the Board of Directors and the Audit Committee of Le Groupe Jean Coutu (PJC) Inc. until the company was acquired by Metro Inc. in 2018. Prior to that, Mr. Hanley held senior management positions for several years. He was Senior Vice-President, Operations and Strategic Initiatives at National Bank of Canada. He also held a number of positions at Alcan Inc., including Executive Vice-President and Chief Financial Officer, and President and CEO of the Global Bauxite and Alumina business group. He was also Chief Financial Officer of two Canadian public companies, namely Gaz Métro (now Énergir) and St-Laurent Paperboard Inc. Mr. Hanley is a chartered professional accountant and has been a member of the Ordre des comptables professionnels agréés du Québec (CPA) since 1987.

Louis Laporte, Director

Mr. Laporte has been the Executive Vice-President of Beaudier Inc., a private holding company and a holder of Multiple Voting Share, since 2004. Mr. Laporte managed for Beaudier Group the acquisition of the recreational products business of Bombardier Inc. in 2003. Prior to 2003, Mr. Laporte was the owner and operator of a number of privately held companies, such as Dudley Inc., one of Canada’s leading lock manufacturers and distributors, and AMT Marine Inc., a manufacturer, subcontractor and supplier of Sea-Doo jet boats, where he contributed to the production and participated in the initial design and engineering of the Sea-Doo jet boat for BRP. Mr. Laporte is and has been a director of several privately-owned companies. Mr. Laporte holds a Bachelor of Accounting Sciences from the Université du Québec à Montréal (UQAM) and a Bachelor of Commerce from McGill University. Mr. Laporte is a Chartered Accountant.

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Estelle Métayer, Director

Ms. Métayer is the president of EM Strategy Inc. and an adjunct professor at McGill University. She currently also serves on the Board of Directors and Strategy Committee of Audemars Piguet Holding S.A. (Switzerland) and on the advisory boards of Ricardo Media Inc. (Canada), Groupe Sélection (Canada) and LifeScore Limited (UK). She sits on the Board of Directors of the Metropolitan Montreal Chamber of Commerce where she serves on the executive committee and chairs the business development committee. Prior to that, she served on the Board of Directors of Blockstream Corporation (Montreal/Silicon Valley) between 2016 and 2018, Zag Bank (Calgary, Canada) between 2015 and 2017 and Ubisoft Entertainment SA between 2012 and 2016 where she chaired the compensation committee. Prior thereto, Ms. Métayer worked at the ING Bank (Netherlands), Bouygues (France), and in Canada at McKinsey & Company, CAE Inc., and Competia Inc. which she founded and sold in 2004. Ms. Métayer is a certified director of the Institut des Administrateurs Français and attended the High Performing Boards Program at Harvard Business School. She was trained in the Netherlands, where she obtained her MBA and Drs. from the University of Nijenrode.

Nicholas G. Nomicos, Director

Mr. Nomicos is a Managing Director of Nonantum Capital Partners, LLC, a middle market private equity firm that he founded with other executives in 2018. Prior to that, Mr. Nomicos was at Bain Capital where he worked from 1999 to 2016 as an Operating Partner focused on investments in the manufacturing and consumer product sectors and as a Managing Director of Bain Capital Credit, LP, the credit arm of Bain Capital. Previously, Mr. Nomicos was a senior corporate development and manufacturing executive at Oak Industries Inc., and he spent several years at Bain & Company, Inc. where he was an engagement manager. Mr. Nomicos serves as director, chairs the Human Resources and Compensation Committee, and is a member of the Audit Committee of Dollarama Inc. He received a Master of Business Administration (MBA) from Harvard Business School and a Bachelor of Science in Engineering from Princeton University.

Daniel J. O’Neill, Director

Mr. O’Neill is a Corporate Director. He currently serves as a director of CannaRoyalty Corp. (doing business as Origin House) since 2018 and is also Chairman of its Audit Committee. He was previously Executive Chairman of Electronic Cigarettes International Group (ECIG) from 2014 to 2017. Prior to that, he was the President and Chief Executive Officer of WinSport Canada, a not-for-profit organization that owns and operates the Canada Olympic Park in Calgary (Alberta). In 2005, Mr. O’Neill served as Vice-Chairman, Synergies & Integration of Molson Coors Brewing Company. He was President and Chief Executive Officer of Molson Inc. from 2000 to 2005, prior to its merger with Adolph Coors Company. Before that, he was Executive Vice-President of H.J. Heinz Company and President and Chief Executive Officer of Star-Kist Foods. He also worked at S.C. Johnson, a consumer products company. He was a director of H.J. Heinz Company from 1998 to 1999. Mr. O’Neill holds a Bachelor of Arts from Carleton University and a Master of Business Administration (MBA) from Queen’s University. He also attended the Program for Management Development at Harvard Business School.

Edward Philip, Director

Edward Philip served as the Chief Operating Officer of Partners in Health (a non-profit health care organization) from January 2013 until March 2017. In addition, Mr. Philip was a Special Partner at Highland Consumer Fund (consumer-oriented private equity fund), serving in this role from 2013 until

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2017. He served as Managing General Partner at Highland Consumer Fund from 2006 to 2013. Prior thereto, Mr. Philip served as President and Chief Executive Officer of Decision Matrix Group, Inc. (research and consulting firm) from May 2004 to November 2005. Prior thereto, he was Senior Vice-President of Terra Networks, S.A. (global Internet company) from October 2000 to January 2004. In 1995, Mr. Philip joined Lycos, Inc. (an Internet service provider and search company) as one of its founding members. During his time with Lycos, Inc., Mr. Philip held the positions of President, Chief Operating Officer and Chief Financial Officer at different times. Prior to joining Lycos, Inc., Mr. Philip was the Vice-President of Finance for The Walt Disney Company, and prior thereto Mr. Philip spent a number of years in investment banking. Mr. Philip holds a Master of Business Administration from Harvard Business School. He is a director of Hasbro Inc. and sits on its Compensation Committee as well as on its Nominating, Governance and Social Responsibility Committee. Mr. Philip also serves as a director of United Continental Holdings, Inc. and sits on its Audit Committee, its Executive Committee, and its Nominating and Governance Committee.

Joseph Robbins, Director

Mr. Robbins is a Principal at Bain Capital (a private equity fund). Since joining the firm in 2008, he has worked with a number of companies in the energy, technology and consumer sectors. Previously, Mr. Robbins worked at Sentient Jet, LLC, a leading provider of jet membership services, and at the Boston Consulting Group. Mr. Robbins currently serves on the Board of Directors of Big Tex Trailers, Inc. and Blackhawk Specialty Tools, LLC. Mr. Robbins holds a Master of Business Administration (MBA) (with high distinction) from Harvard Business School, where he was a Baker Scholar, and a Bachelor of Arts in Social Studies from Harvard College.

Barbara J. Samardzich, Director

Ms. Samardzich is a Corporate Director. Ms Samardzich previously held various senior leadership positions across her 26-year career with Ford Motor Company. Before retiring in 2016, she was the Vice-President and Chief Operating Officer of Ford Europe leading a team of over 30,000 employees. In previous years, she served as Vice-President, Product Development; Vice-President, Global Powertrain Engineering and held various roles in powertrain and vehicle engineering within Ford. She has also worked in various engineering roles at Westinghouse Electric Corporation. Ms. Samardzich sits on the board of directors of several companies including Adient plc where she is a member of the Audit Committee and is Chair of the Compensation Committee, Aktiebolaget SKF, and Velodyne LiDAR. Ms. Samardzich holds a Bachelor and Masters degree in Mechanical Engineering as well as a Masters degree in Engineering Management. She has won many awards including 2016 Automotive News Europe “25 Leading Women in the European Auto Industry” and 2011 Automobilwoche “Top 50 Automotive Women”.

Executive Officer Who Also Serves as Director

José Boisjoli, President and Chief Executive Officer

Mr. Boisjoli is President and Chief Executive Officer of BRP since December 2003, when BRP became a standalone company. In October 1998, Mr. Boisjoli was named President of the Snowmobile and Watercraft division, the largest division of Bombardier Recreational Products Inc. In April 2001, he was given the added responsibility of managing the ATV division. Mr. Boisjoli joined Bombardier Recreational Products Inc. in 1989, after eight years in the pharmaceutical and road safety equipment industries. Mr. Boisjoli serves on the board of directors of McCain Foods Group Inc. since January 2019. Mr. Boisjoli received a Bachelor of Engineering from the Université de Sherbrooke. In April 2005, Mr. Boisjoli received the prestigious title of Executive of the Year by Powersports Magazine, the most important powersports magazine in the United States. Mr. Boisjoli was also named CEO of the year 2017 by the Canadian business newspaper Les Affaires.

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Executive Officers Who Do Not Serve as Directors

Tracy Crocker, President, BRP Marine Group

Mr. Crocker is President of BRP’s Marine Group since 2018. Prior to his current position, he was Senior Vice-President and General Manager of the Evinrude division. He also held the positions of Executive Vice-President and General Manager of Arctic Cat’s recreational off-road vehicles unit. Before entering the powersports industry, he worked for over 20 years in various general manager leadership positions for companies such as Ecolab, Nabisco and Pepsi in both North American and international roles. He spent the early part of his career in sales and marketing positions at Procter & Gamble. Mr. Crocker holds a Bachelor’s degree in Finance from the University of Iowa and a Master’s degree in Business Administration from Pepperdine University in California.

Karim Donnez, Senior Vice-President, Strategy, Business Development and Transformation

Mr. Donnez is Senior Vice-President, Strategy, Business Development and Transformation at BRP since July 1, 2015. Prior to joining BRP, Mr. Donnez was General Manager Operations – Refinery & Energy and member of the Rio Tinto Kennecott Executive Committee (Exco) and the Rio Tinto America Savings Plans Investment Committee. He was also General Manager Strategy and Commercial Investments for Rio Tinto Kennecott in Salt Lake City (U.S.A.) while being a member of the Investment Committee. Prior to this, Mr. Donnez was responsible for various business transformation initiatives as part of the corporate global functions at Rio Tinto, headquartered in London (U.K.). Mr. Donnez also worked several years at Accenture as a senior manager in the Management Consulting practice, focusing on strategy, post-merger integrations and change management mandates. Mr. Donnez holds a Master of Science degree in Engineering, from Arts & Métiers Paris Tech in Paris (France) and a Master in Business Administration (international strategy and finance) from HEC in Montréal (Canada).

Bernard Guy, Senior Vice-President, Global Product Strategy

Bernard Guy is Senior Vice-President, Global Product Strategy since 2017. Prior to his current position, Mr. Guy was vice-president, regional general manager, North America at BRP since 2014. He also held the positions of Vice-President, Sales and Network Development, North America from 2012 to 2014, Vice-President, Sales and Marketing, Can-Am from to 2009 to 2012 and Director, Can-Am Marketing from 2006 to 2009. Mr. Guy joined BRP as a Project Engineer for Ski-Doo snowmobile R&D in 1987. Over the course of his career, Mr. Guy held several roles of increasing responsibilities in many sectors of the business, such as engineering, process reengineering, procurement, business development, strategy and product planning. Mr. Guy holds a Bachelor in Mechanical Engineering (1986) and a Master of Business Administration (1992) from the Université de Sherbrooke.

Anne-Marie LaBerge, Senior-Vice President, Global Brands and Communication

Ms. LaBerge is Senior-Vice President, Global Brands and Communication since October 2016. Ms. LaBerge is a business executive with 20 years of brand and marketing experience in the telecommunications industry. Ms. LaBerge began her career in 1996 at TELUS, the second largest telecommunications company in Canada where she held various management positions including Vice-President, Brand and Marketing Communications until May 2016. In 2018, she was named one of the five “marketing visionaries” of the year in Québec as chosen by the editorial team of the Infopresse magazine. Ms. LaBerge won the CMO Club Marketing Innovation Award in 2017. She also received the 2011 Strategy Magazine’s Marketer of the Year award and the 2011 Québec Women in Business – Large Corporations award. She served on the Board of Directors of Imvescor, a Canadian public company in the restaurant industry from 2016 to 2018.

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Martin Langelier, Senior Vice-President, General Counsel and Public Affairs

Mr. Langelier is Senior Vice-President, General Counsel and Public Affairs of BRP since 2014. In addition to his responsibilities relating to traditional legal services, he also oversees the management of intellectual property, product safety, product compliance, internal audit and public affairs at BRP. Mr. Langelier joined the company in 2000 and has since then held various roles within the legal department with increasing responsibilities, leading to his appointment as Vice-President, General Counsel and Secretary in 2008. Before joining the powersports industry, he worked in private practice for the legal firm DeGrandpré Chait LLP in Montreal, Canada. Mr. Langelier holds a Bachelor of Laws from the Université de Sherbrooke and a Master of Business Administration (MBA) in International Business from the Birmingham Business School, England. He is a member of the Barreau du Québec (Québec’s bar association) and also acts as a director on the board of directors of Manufacturiers et Exportateurs du Québec.

Denys Lapointe, Senior Vice-President, Design, Innovation and Creative Services

Mr. Lapointe is Senior Vice-President of Design, Innovation and Creative Services at BRP. Prior to his current position, Mr. Lapointe was Executive Vice-President of Design & Innovation (2008-2012), Vice-President Design & Innovation (2001-2008) and Vice-President Design Sea-Doo/Ski-Doo from 1995 to 2001. He joined the Company as a junior product designer for Sea-Doo watercraft in 1985. Mr. Lapointe holds a Bachelor of Arts in Design from the Université du Québec à Montréal. Mr. Lapointe is a board member of the Centre de technologies avancées BRP – Université de Sherbrooke (CTA) and a member of the Advisory Board for the College for Creative Studies in Detroit, Michigan. He is a member of the following design associations: the International Council Society of Industrial Designers, the Industrial Designers Society of America, the Association of Canadian Industrial Designers and the Association des designers industriels du Québec. Mr. Lapointe was inducted into the National Marine Manufacturers Association Canada (NMMA Canada) Hall of Fame in 2017 for his contributions to the marine industry.

Anne Le Breton, Senior Vice-President, Human Resources

Ms. Le Breton has been with BRP since 2002. Up until January 2016, she was Vice-President, Human Resources for the Global Sales & Consumer Experience and Product Engineering & Manufacturing Operations divisions. Ms. Le Breton previously headed human resources for BRP’s International division operations from the Company’s offices in Lausanne. Prior to joining BRP, Ms. Le Breton worked in the aerospace division of Bombardier Inc. as human resources manager in Canada and the United States. Ms. Le Breton has a bachelor’s degree in industrial relations from Université de Montréal.

Sébastien Martel, Chief Financial Officer

Mr. Martel is Chief Financial Officer since May 2014. Before his appointment, Mr. Martel was Vice-President, Strategic Planning and Business Development. Mr. Martel has been with BRP since 2004 and has assumed different roles in the finance function of increasing responsibilities, such as: Director, Financial Information, and Vice-President, Finance & Controls. Prior to joining BRP, Mr. Martel worked at Deloitte & Touche LLP as well as at Arthur Anderson LLP as a senior manager in the audit processes on public companies, where he was involved in various initiatives dealing with Canadian and US GAAP, public offerings, derivatives instruments, venture capital financing, etc. Mr. Martel has an undergraduate degree and a diploma in Chartered Accountancy from McGill University.

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Josée Perreault, Senior Vice-President, Can-Am On-Road vehicles

Ms. Perreault is Senior Vice-President, Can-Am On-Road vehicles since October 2016. Ms. Perreault has over 23 years of experience in the international wholesale and retail business within the consumer goods industry. She served as the Senior Vice-President of World Business of Oakley from 2010 to 2015. She joined Oakley in 1994 as General Manager of the Montréal subsidiary. Ms. Perreault subsequently held numerous positions worldwide within Oakley in Paris and Zurich as the Regional Vice-President of Europe, Middle-East and Africa region. Prior to joining Oakley, Ms. Perreault held many positions in Canadian companies related to business and brand management. In the past, she also served as independent director on the board of directors of two public companies, namely Lumenpulse Inc. and of WSP Global Inc.

Sandy Scullion, Senior Vice-President, Global Retail & Services - Powersports

Mr. Scullion is Senior Vice-President, Global Retail & Services - Powersports since 2018. Mr. Scullion joined the company in 1994 as a District Sales Manager and gradually worked his way up the ranks. From 2016 to 2018, he was Senior Vice-President and General Manager, Global Retail and Services and from 2014 to 2016, he was Vice-President and Regional Manager of BRP’s Western Europe, Middle East and Africa (WEMEA) region. Previously, he worked with the North American Parts, Accessories and Clothing (PAC) team for nearly ten years, six of those as Vice-President of PAC and Global Distribution. Under his leadership, the image of “accessorization and lifestyle” associated with BRP’s brands was transformed and BRP saw major growth in PAC revenues. Mr. Scullion has a Bachelor in Business Administration from Université Laval in Canada with a specialization in Finance.

Thomas Uhr, Senior Vice-President, Product Engineering and Manufacturing Operations - Powersports

Thomas Uhr is Senior Vice-President, Product Engineering and Manufacturing Operations - Powersports since 2018. Mr. Uhr was General Manager of BRP-Rotax GmbH & Co. KG and Vice-President, Powertrain BRP and R&D/Operations of Lynx snowmobiles from 2014 to 2018. Mr. Uhr has worked in the automotive industry for more than 20 years. He holds a degree in Production Technology Engineering from the University of Aachen, Germany.

Corporate Cease Trade Orders

None of the Company’s directors or executive officers is, as at the date of this Annual Information Form, or has been, within the 10 years prior to the date of this Annual Information Form, a director, chief executive officer or chief financial officer of any company (including the Company) that, while such person was acting in that capacity (or after such person ceased to act in that capacity but resulting from an event that occurred while that person was acting in such capacity), was the subject of a cease trade order, an order similar to a cease trade order, or an order that denied the company access to any exemption under securities legislation, in each case, for a period of more than 30 consecutive days.

Bankruptcies

None of the Company’s directors or executive officers is, as at the date of this Annual Information Form, or has been, within the 10 years prior to the date of this Annual Information Form, a director or executive officer of any company (including the Company), that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or comprise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, except for (i) Daniel J. O’Neill who was from 2014 to 2017 the Executive Chairman of Electronic Cigarettes International Group (ECIG), which filed for bankruptcy in March 2017, and (ii) Joshua Bekenstein who is a director of Toys “R” Us, Inc., which filed for bankruptcy in September 2017, and who was from 2010 to 2017 a director of The Gymboree Corporation, which filed for bankruptcy in June 2017.

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None of the Company’s directors or executive officers has, within the 10 years prior to the date of this Annual Information Form, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or comprise with creditors, or had a receiver, receiver manager or trustee appointed to hold its assets.

Shareholder Bankruptcies

No shareholder holding a sufficient number of securities to affect materially the control of the Company is, as at the date of this Annual Information Form, or has been within 10 years before the date of this Annual Information Form, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

No shareholder holding a sufficient number of securities to affect materially the control of the Company, nor any personal holding company of any such person, has, within the 10 years before the date of this Annual Information Form, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the shareholder.

Securities Penalties or Sanctions

No director or executive officer of the Company or shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company, nor any personal holding company of any such person, has:

●

been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

●	been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Conflicts of Interest

To the best of the Company’s knowledge, there are no known existing or potential conflicts of interest among the Company and its directors, officers or other members of management as a result of their outside business interests except that certain of the Company’s directors and officers serve as directors and officers of other companies, and therefore it is possible that a conflict may arise between their duties to the Company and their duties as a director or officer of such other companies. See “Directors and Officers” and “Interest of Management and Others in Material Transactions”.

Indemnification and Insurance

The Company has implemented a director and officer insurance program and has entered into indemnification agreements with each of its directors and executive officers. The indemnification agreements generally require that the Company indemnify and hold the indemnitees harmless to the greatest extent permitted by law for liabilities arising out of the indemnitees’ service to the Company as

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directors and executive officers, provided that the indemnitees acted honestly and in good faith and in a manner the indemnitees reasonably believed to be in or not opposed to the Company’s best interests and, with respect to criminal and administrative actions or proceedings that are enforced by monetary penalty, the indemnitees had no reasonable grounds to believe that his or her conduct was unlawful. The indemnification agreements also provide for the advancement of defense expenses to the indemnitees by the Company.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

The Company is involved from time to time in legal proceedings and regulatory actions of a nature considered normal to its business and operations. As at March 20, 2019, the Company had approximately 160 pending litigation cases. The Company is currently a defendant in patent proceedings relating to its PWCs, and similar actions could be introduced by others. If the Company is unsuccessful in its defense of any of these actions, there could be material adverse consequences, including payment of monetary damages, licensing of patents on unfavourable terms, limitations on its ability to use certain technology and removal of desirable features from the Company’s products. The Company intends to vigorously defend its position in such proceedings, as well as any other action in which it is involved from time to time. See “Risk Factors — The Company may be unable to protect its intellectual property or it may incur substantial costs as a result of litigation or other proceedings relating to protection of its intellectual property”.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as set out below or as described elsewhere in this Annual Information Form, none of (i) the directors or executive officers of the Company, (ii) the shareholders who beneficially own or control or direct, directly or indirectly, more than 10% of the voting shares of the Company, or (iii) any associate or affiliate of the persons referred to in (i) and (ii), has or has had any material interest, direct or indirect, in any transaction within the three most recently completed financial years or during the current financial year that has materially affected or is reasonably expected to materially affect the Company.

Reimbursement to Bombardier Inc., a company related to Beaudier Group

Pursuant to the purchase agreement entered into in 2003 in connection with the acquisition of the recreational products business of Bombardier Inc., the Company is required to reimburse to Bombardier Inc. income taxes that amounted to $22.3 million as of January 31, 2019. The reimbursement will begin when Bombardier Inc. starts making any income tax payments in Canada and/or the United States.

In addition, in connection with the above-mentioned transaction, the Company entered into a trademark license agreement whereby it has the right to continue to use certain trademarks of Bombardier Inc. that were not otherwise assigned to the Company in connection with such transaction, subject to certain conditions. The license allows the Company to use “Bombardier” in the corporate name of certain subsidiaries of the Company as long as, among other things, Beaudier Group maintains at least a 10% voting or equity interest in the Company.

INDEPENDENT AUDITOR, TRANSFER AGENT AND REGISTRAR

The independent auditor of the Company is Deloitte LLP, 1190 avenue des Canadiens-de-Montréal, Suite 500, Montreal, Québec, H3B 0M7.

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The transfer agent and registrar for the Subordinate Voting Shares and Multiple Voting Shares is Computershare Investor Services Inc. at their offices in Montreal and Toronto.

MATERIAL CONTRACTS

The following are the only material contracts, other than those contracts entered into in the ordinary course of business, which the Company has entered into since the beginning of the last financial year ended January 31, 2019, or entered into prior to such date, but which are still in effect and that are required to be filed with Canadian securities regulatory authorization in accordance with Section 12.2 of National Instrument – 51-102 Continuous Disclosure Obligations. Each of the summaries below describes certain material provisions of the relevant material contract and is subject to, and qualified in its entirety by reference to, the relevant material contract, a copy of which is available on the SEDAR website at www.sedar.com.

Underwriting Agreements

On October 2, 2017, Beaudier Inc., 4338618 Canada Inc., Bain Capital, CDPQ and other selling shareholders entered into an underwriting agreement with a syndicate of underwriters and the Company pursuant to which they sold, on a bought deal basis, 10,000,000 Subordinate Voting Shares of the Company at a price of $43.35 per Subordinate Voting Share for aggregate gross proceeds of $433,500,000. The Company did not receive any proceeds from the bought deal secondary offering.

On September 13, 2018, Beaudier Inc., 4338618 Canada Inc., Bain Capital and other selling shareholders entered into an underwriting agreement with a syndicate of underwriters and the Company pursuant to which they sold 8,700,000 Subordinate Voting Shares of the Company at a price of $47.00 per Subordinate Voting Share for aggregate gross proceeds of $408,900,000. The Company did not receive any proceeds from the bought deal secondary offering.

Term Credit Agreement

Pursuant to a fourth amended and restated credit agreement entered into between a syndicate of lenders and subsidiaries of the Company on May 23, 2018 (the “Term Credit Agreement”), term facilities in the aggregate principal amount of U.S.$900.0 million maturing on May 23, 2025 are made available to Bombardier Recreational Products Inc. in U.S. dollars (the “Term Facility”), of which U.S.$ 895.5 million of indebtedness was outstanding as of January 31, 2019.

Securityholders Agreements

In connection with the IPO on May 29, 2013, the Beaudier Group, Bain Capital, CDPQ and the Company entered into a nomination rights agreement (the “Nomination Rights Agreement”), an amended and restated registration rights agreement (the “Registration Rights Agreement”) and the Coattail Agreement.

Nomination Rights Agreement

The Nomination Rights Agreement provides that Beaudier Group, Bain Capital and CDPQ shall cast all votes to which they are entitled to fix the size of the Board of Directors at 13 members and to elect members of the Board in accordance with the provisions thereof. The Beaudier Group, Bain Capital and CDPQ have certain rights to designate members of the Board of Directors. As of the date of this Annual Information Form, Bain Capital, Beaudier Group and CDPQ are entitled to designate three, three and one member(s) of the Board of Directors, respectively, under the terms of the Nomination Rights Agreement.

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Registration Rights Agreement

The Registration Rights Agreement provides for demand registration rights in favour of the parties to the Registration Rights Agreement that enable them to require the Company to qualify by prospectus in Canada or, following the one-year anniversary of the closing of the IPO and subject to certain conditions, the United States, all or any portion of the Shares held by them for a distribution to the public, provided such demand will result in a minimum offering size of $50,000,000.

The Registration Rights Agreement also provides for incidental registration rights allowing the parties to the Registration Rights Agreement to include their Subordinate Voting Shares in certain public offerings of Subordinate Voting Shares, subject to certain underwriters’ cutback rights.

Coattail Agreement

See “Description of the Capital Structure — Shares — Take-Over Bid Protection” for a description of the Coattail Agreement.

INTEREST OF EXPERTS

The current independent auditor of the Company, Deloitte LLP, who has issued an auditor’s report dated March 21, 2019 in respect of the Company’s consolidated financial statements, which comprise the consolidated statements of financial position as at January 31, 2019 and January 31, 2018 and the consolidated statements of net income, consolidated statements of comprehensive income, consolidated statements of changes in equity and consolidated statements of cash flows for the years then ended, has informed the Company that it is independent with respect to the Company within the meaning of the Code of Ethics of the Ordre des comptables professionnels agréés du Québec.

AUDIT COMMITTEE

Charter of the Audit Committee

The Board has adopted a written charter (the “Charter of the Audit Committee”) describing the mandate of the audit committee of the Company (the “Audit Committee”). The Charter of the Audit Committee reflects the purpose of the Audit Committee, which is to assist the Board of Directors in fulfilling its oversight responsibilities with respect to ensuring that adequate procedures are in place for the review of the Company’s public disclosure documents that contain financial information, ensuring that an effective internal audit process has been implemented, ensuring that an effective risk management and financial control framework has been implemented and tested by the Company’s management, providing better communication between directors, management, internal auditors and external auditors, overseeing the work and reviewing the independence of the external auditors and reporting to the Board of Directors on any outstanding issue. The text of the Charter of the Audit Committee is attached to this Annual Information Form as Appendix A.

Composition of the Audit Committee

As set forth in the Charter of the Audit Committee, the Audit Committee must be composed of a minimum of three directors, each of whom needs to be independent and to meet the criteria for financial literacy established by applicable laws, including National Instrument 52-110 – Audit Committees. As of the date hereof, the Audit Committee is composed of Ms. Métayer and Messrs. Hanley, O’Neill and Cary, all of whom are independent and meet the criteria for financial literacy established by applicable laws, including National Instrument 52-110 – Audit Committees. Mr. Hanley is the Chair of the Audit Committee.

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Relevant Education and Experience of the Audit Committee Members

Each of the Audit Committee members has an understanding of the accounting principles used by the Company to prepare its financial statements and varied experience as to the general application of such accounting principles, as well as an understanding of the internal controls and procedures necessary for financial reporting.

The education and experience of each Audit Committee member that is relevant to the performance of his responsibilities as an Audit Committee member is as follows:

Mr. William H. Cary. Mr. Cary served as the President and Chief Operating Officer of GE Capital, the financial services unit of the General Electric Company, from November 2008 until January 2015 and as a Senior Vice-President of General Electric from November 2006 until January 2015. He served as the President of GE Money (Global), a subsidiary of GE Capital, from February 2008 until his promotion to President and Chief Operating Officer of GE Capital in November 2008. Mr. Cary joined General Electric in 1986 as a member of the Financial Management Program and served in a variety of financial and operating positions around the world. He also served as a member of General Electric’s Corporate Executive Council and was a member of the GE Capital board of directors. He is currently on the board of directors of Rush Enterprises, Inc. and Ally Financial Inc.

Mr. Michael Hanley (chair). Mr. Hanley is a corporate director with many years of experience in senior management roles and corporate governance. He sits on the Board of Directors and chairs the Audit Committee of Industrial Alliance Insurance and Financial Services Inc., and of ShawCor Ltd. Mr. Hanley also sits on the board of LyondellBasell Industries N.V. since 2018 and is a member of its Audit Committee and of its Health, Safety, Environment an Operations Committee. He was on the Board of Directors and the Audit Committee of Le Groupe Jean Coutu (PJC) Inc. until the company was acquired by Metro Inc. in 2018. Prior to that, Mr. Hanley held senior management positions for several years. He was Senior Vice-President, Operations and Strategic Initiatives at National Bank of Canada. He also held a number of positions at Alcan Inc., including Executive Vice-President and Chief Financial Officer, and President and CEO of the Global Bauxite and Alumina business group. He was also Chief Financial Officer of two Canadian public companies, namely Gaz Métro (now Énergir) and St-Laurent Paperboard Inc. Mr. Hanley is a chartered professional accountant and has been a member of the Ordre des comptables professionnels agréés du Québec (CPA) since 1987.

Ms. Estelle Métayer. Ms. Métayer is the president of EM Strategy Inc. and an adjunct professor at McGill University. She currently also serves on the Board of Directors and Strategy Committee of Audemars Piguet Holding S.A. (Switzerland) and on the advisory boards of Ricardo Media Inc. (Canada), Groupe Sélection (Canada) and LifeScore Limited (UK). She sits on the Board of Directors of the Metropolitan Montreal Chamber of Commerce where she serves on the executive committee and chairs the business development committee. Prior to that, she served on the Board of Directors of Blockstream Corporation (Montreal/Silicon Valley) between 2016 and 2018, Zag Bank (Calgary, Canada) between 2015 and 2017 and Ubisoft Entertainment SA between 2012 and 2016 where she chaired the compensation committee. Prior thereto, Ms. Métayer worked at the ING Bank (Netherlands), Bouygues (France), and in Canada at McKinsey & Company, CAE Inc., and Competia Inc. which she founded and sold in 2004. Ms. Métayer is a certified director of the Institut des Administrateurs Français and attended the High Performing Boards Program at Harvard Business School. She was trained in the Netherlands, where she obtained her MBA and Drs. from the University of Nijenrode.

Mr. Daniel J. O’Neill. Mr. O’Neill is a Corporate Director. He currently serves as a director of CannaRoyalty Corp. (doing business as Origin House) since 2018 and is also Chairman of its Audit Committee. He was previously Executive Chairman of Electronic Cigarettes International

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Group (ECIG) from 2014 to 2017. Prior to that, he was the President and Chief Executive Officer of WinSport Canada, a not-for-profit organization that owns and operates the Canada Olympic Park in Calgary (Alberta). In 2005, Mr. O’Neill served as Vice-Chairman, Synergies & Integration of Molson Coors Brewing Company. He was President and Chief Executive Officer of Molson Inc. from 2000 to 2005, prior to its merger with Adolph Coors Company. Before that, he was Executive Vice-President of H.J. Heinz Company and President and Chief Executive Officer of Star-Kist Foods. He also worked at S.C. Johnson, a consumer products company. He was a director of H.J. Heinz Company from 1998 to 1999. Mr. O’Neill holds a Bachelor of Arts from Carleton University and a Master of Business Administration (MBA) from Queen’s University. He also attended the Program for Management Development at Harvard Business School.

Independent Auditor Fees

In Fiscal 2019 and Fiscal 2018, the Company was invoiced the following fees by its independent auditor, Deloitte LLP:

	Fiscal 2019	Fiscal 2018
Audit Fees(1)	$1,702,980	$1,614,381
Audit Related Fees(2)	706,399	450,208
Tax Fees(3)	148,020	156,749
All Other Fees(4)	207,920	79,037

Total Fees Paid	2,765,319	2,300,375

(1)

“Audit Fees” include fees necessary to perform the annual audit or reviews of the consolidated financial statements. The Fiscal 2018 amount was modified as a result of a reclassification of certain fees in Fiscal 2019.

(2)

“Audit Related Fees” include fees for assurance and related services by the independent auditor that are reasonably related to the performance of the audit or review of the Company’s financial statements other than those included in “Audit Fees”, such as advisory on accounting and reporting matters. The Fiscal 2018 amount was modified as a result of a reclassification of certain fees in Fiscal 2019.

(3)	“Tax Fees” include fees for all tax services other than those included in “Audit Fees” and “Audit-Related Fees”. This category includes fees for tax compliance, tax advice and tax planning.

(4)	“Other Fees” include fees for products and services provided by the independent auditor other than those included above, including consulting services.

The Audit Committee is responsible for the pre-approval of all and any non-audit services to be provided to the Company or its subsidiary entities by the independent auditor. At least annually, the Audit Committee shall review and confirm the independence of the independent auditor.

ADDITIONAL INFORMATION

Additional information relating to the Company may be found on SEDAR at www.sedar.com.

Additional information, including, without limitation, directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and securities authorized for issuance under equity compensation plans, will be contained in the Company’s information circular for its annual meeting of shareholders.

Additional information is provided in the audited consolidated financial statements and management’s discussion and analysis of the Company for the Fiscal 2019.

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GLOSSARY OF TERMS

“3WV” means three-wheeled vehicle.

“Annual Information Form” means this annual information form of the Company dated March 21, 2019.

“ATV” means all-terrain vehicle.

“Audit Committee” means the audit committee of the Company.

“Bain Capital” means Bain Capital Luxembourg Investments S.à r.l.

“Beaudier Group” means, collectively, Beaudier Inc. and 4338618 Canada Inc.

“Board” or “Board of Directors” means the board of directors of the Company.

“CDPQ” means the Caisse de dépôt et placement du Québec, and includes any of its affiliates.

“Charter of the Audit Committee” means the written charter describing the mandate of the Audit Committee, as adopted and amended by the Board of Directors upon the recommendation of the Audit Committee.

“Coattail Agreement” means the coattail agreement entered into by the Beaudier Group, Bain Capital and CDPQ, as the owners of all the outstanding Multiple Voting Shares, the Company and a trustee on May 29, 2013.

“Company” means BRP Inc. and its direct and indirect subsidiaries and predecessors or other entities controlled by them, unless otherwise noted or the context otherwise requires.

“Convertible Securities” has the meaning set out under the heading “Description of the Capital Structure — Shares — Subscription Rights”.

“CPSC” means the Consumer Product Safety Commission.

“Distributed Securities” has the meaning set out under the heading “Description of the Capital Structure — Shares — Subscription Rights”.

“Distribution” has the meaning set out under the heading “Description of the Capital Structure — Shares — Subscription Rights”.

“Fiscal 2017” means the Company’s fiscal year ended January 31, 2017.

“Fiscal 2018” means the Company’s fiscal year ending January 31, 2018.

“Fiscal 2019” means the Company’s fiscal year ending January 31, 2019.

“hp” means horsepower.

“IFRS” means the International Financing Reporting Standards.

“international” means all jurisdictions other than Canada and the United States.

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“Investment and Risk Committee” means the investment and risk committee of the Company.

“IPO” means the initial public offering of the Company which closed on May 29, 2013.

“IT” means information technology.

“Multiple Voting Shares” means multiple voting shares in the capital of the Company.

“Nomination Rights Agreement” means the nomination rights agreement entered into by the Company and the Beaudier Group, Bain Capital and CDPQ on May 29, 2013.

“North America” means Canada and the United States, and excludes Mexico.

“OEM” means original equipment manufacturer.

“PAC” means parts, accessories and clothing and other services sold to third parties.

“Person” means any individual, partnership, corporation, company, association, trust, joint venture or limited liability company.

“Preferred Shares” means preferred shares in the capital of the Company.

“Propulsion Systems” means Evinrude outboard engines and Rotax engines.

“PWC” means personal watercraft.

“Registration Rights Agreement” means the amended and restated registration rights agreement entered into by the Company and the Beaudier Group, Bain Capital and CDPQ on May 29, 2013.

“Revolving Credit Facilities” means the third amended and restated credit agreement entered into by subsidiaries of the Company on May 23, 2018 (as amended on March 14, 2019) pursuant to which credit facilities in the aggregate principal amount of $700 million are made available to Bombardier Recreational Products Inc.

“Rights to Subscribe” has the meaning set out under the heading “Description of the Capital Structure — Shares — Subscription Rights”.

“Seasonal Products” means Ski-Doo and Lynx snowmobiles and Sea-Doo PWCs.

“Second Amended and Restated Management Agreement” means the management agreement entered into by the Company and the Beaudier Group, Bain Capital and CDPQ on December 18, 2003, as same was amended and restated effective as of May 29, 2013.

“Shares” means, collectively, the Subordinate Voting Shares and the Multiple Voting Shares.

“SSV” means side-by-side vehicle.

“Subordinate Voting Shares” means subordinate voting shares in the capital of the Company.

“Subscription Securities” has the meaning set out under the heading “Description of the Capital Structure — Shares — Subscription Rights”.

“Tax Act” means the Income Tax Act (Canada) and the regulations thereunder, as amended.

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2019 Annual Information Form

“TSX” means the Toronto Stock Exchange.

“Voting Shares” has the meaning set out under the heading “Description of the Capital Structure — Shares — Subscription Rights”.

“Year-Round Products” means Can-Am ATVs, SSVs and 3WVs.

“2017 Secondary Offering” has the meaning set out under the heading “General Development of the Business”.

“2018 Secondary Offering” has the meaning set out under the heading “General Development of the Business”.

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2019 Annual Information Form

APPENDIX A

CHARTER OF THE AUDIT COMMITTEE

1.0        Introduction

This charter (the “Charter”) sets forth the purpose, composition, responsibilities and authority of the Audit Committee (the “Committee”) of the Board of Directors (the “Board”) of BRP Inc. (the “Company”).

2.0        Purpose

The purpose of the Committee is to assist the Board in fulfilling its oversight responsibilities with respect to:

•	Financial reporting and disclosure requirements;

•	Ensuring that an effective risk management and financial control framework has been implemented and tested by management of the Company;

•	External and internal audit processes;

•	Helping directors meet their responsibilities;

•	Providing better communication between directors and the external auditor as well as between directors and the internal audit function;

•	Ensuring the independence of the external auditor and the internal audit function;

•	Increasing the credibility and objectivity of financial reports; and

•

Strengthening the role of directors by facilitating in-depth discussions among directors, management, the external auditor and the internal audit function regarding significant issues involving judgment and impacting quality controls and reporting.

3.0        Composition and Membership

(a)        The Board will appoint the members (“Members”) of the Committee. The Members will be appointed at the first meeting of the Board following the election of directors by the shareholders of the Company to hold office until the next annual meeting of shareholders of the Company or until their successors are appointed. The Board may remove a Member at any time and may fill any vacancy occurring on the Committee. A Member may resign at any time and a Member will automatically cease to be a Member upon ceasing to be a director.

(b)        The Committee will consist of at least three directors. Each Member will meet the criteria for independence established by applicable laws, including sections 1.4 and 1.5 of National Instrument 52-110 – Audit Committees. All members shall be financially literate or shall become financially literate within a reasonable period of time after their appointment to the Committee; a member of the Committee is financially literate if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.

(c)        The Board will appoint one of the Members to act as the chair of the Committee (the “Chair”). The secretary of the Company (the “Secretary”) will be the secretary of all meetings and will maintain minutes of all meetings and deliberations of the Committee. If the Secretary is not in attendance at any meeting, the Committee will appoint another person who may, but need not, be a Member to act as the secretary of that meeting.

4.0      Meetings

(a)      Meetings of the Committee will be held at such times and places as the Chair may determine, but in any event not less than four (4) times per year. The Committee should meet within the 45 days following the end of the first three fiscal quarters of the Company and within 90 days following the end of the fiscal year of the Company. Members may attend all meetings either in person, by videoconference or by telephone. The Committee shall keep minutes of each meeting.

(b)      At the request of the external auditor of the Company, the Chief Executive Officer, the Chief Financial Officer, the Chief Audit Executive, the General Counsel, the Chair of the Investment and Risk Committee or any Member, the Chair will convene a meeting of the Committee. Any such request will set out in reasonable detail the business proposed to be conducted at the meeting so requested.

(c)      The Chair, if present, will act as the chair of meetings of the Committee. If the Chair is not present at a meeting of the Committee the Members in attendance may select one of their members to act as chair of the meeting.

(d)      A majority of Members will constitute a quorum for a meeting of the Committee. Each Member will have one vote and decisions of the Committee will be made by an affirmative vote of the majority. The Chair will not have a deciding or casting vote in the case of an equality of votes. Powers of the Committee may also be exercised by written resolutions signed by all Members.

(e)      The Chief Financial Officer and the Chief Audit Executive shall have direct access to the Committee and shall attend all meetings of the Committee, and the Chief Executive Officer and the Chair of the Board shall receive notice of and have the right to attend all meetings of the Committee, except in each case such part of the meeting, if any, which is a private session not involving all or some of these officers as determined by the Committee. The external auditor shall receive notice of and have the right to attend any meetings of the Committee, at the Company’s expense, except such part of the meeting, if any, which is a private session not involving the external auditor.

(f)      The Committee shall maintain a free and open line of communication with management, the Chief Financial Officer, the Chief Audit Executive and the external auditor. The Committee may invite directors, officers, consultants and employees of the Company or any other person to attend meetings of the Committee to assist in the discussion and examination of the matters under consideration by the Committee. The Committee shall meet in camera without members of management in attendance or with the Chief Financial Officer or the Chief Audit Executive on a regular basis and as appropriate or required.

(g)      In advance of every meeting of the Committee, the Chair, with the assistance of the Secretary, the Chief Financial Officer and the Chief Audit Executive, should prepare and distribute to the Members and others as deemed appropriate by the Chair, an agenda of matters to be addressed at the meeting together with appropriate briefing materials.

5.0      Duties and Responsibilities

The Committee will carry out, among other things, the following responsibilities:

5.1      Financial Statements and Reporting

•         Assist the Board in the discharge of its oversight responsibilities to the shareholders, potential shareholders, the investment community, and others relating to the Company’s financial statements and its financial reporting practices and system of internal accounting and financial controls, the corporate audit and risk assessment function, the management information systems, the annual external audit of the Company’s financial statements and the compliance by the Company with laws and regulations and its own Code of Ethics.

•         Review significant accounting and reporting issues, including complex or unusual material transactions and highly judgmental areas, unusual or sensitive matters such as disclosure of related party transactions, significant non-recurring events, significant risks and changes in provisions, estimates or provisions included in any financial statements, and recent professional and regulatory pronouncements, and understand their impact on and presentation in the financial statements.

•         Review and discuss with management and the external auditor the results of the audit, including any difficulties encountered and follow-up in that context and ensure that the external auditor is satisfied that the accounting estimates and judgments made by management’s selection of accounting principles reflect an appropriate application of generally accepted accounting principles.

•         Review the financial statements, and consider whether they are complete, adequate, consistent with information known to the Members, and reflect appropriate accounting principles and, if appropriate, recommend to the Board their approval and disclosure.

•         Review the Company’s management discussion and analysis, and other financial information provided by the Company to any governmental body or the public and, if appropriate, recommend to the Board their approval and disclosure.

•         Review the Company’s annual information form and related regulatory filings before release to the extent that same include financial information, and consider the accuracy and completeness of the financial information contained therein and, if appropriate, recommend to the Board their approval and disclosure.

•         Review the Company’s press releases containing financial information before the Company publicly discloses this information and, if appropriate, recommend to the Board their approval and disclosure.

•         Review and discuss with management any litigation matters which could significantly affect the financial statements, and review the manner in which these matters are disclosed in the financial statements.

•         Review and discuss any regulatory compliance issues which could significantly affect the financial statements.

•        Review and discuss any corporate governance issues which could significantly affect the financial statements.

•         Review with management and the external auditor all matters required to be communicated to the Committee under generally accepted auditing standards.

•         Understand how management develops interim financial information, and the nature and extent of internal and external auditor involvement.

•         Review interim financial reports with management and the external auditor before disclosure and filing with regulators, and consider whether they are complete and consistent with the information known to the Members and reflect appropriate accounting principles and, if appropriate, recommend to the Board their approval and disclosure.

•         To the extent not previously reviewed by the Committee, review and, if appropriate, recommend to the Board the approval of all financial statements included in any prospectus or other offering memoranda and all other financial reports required by regulatory authorities and requiring approval by the Board.

•         Review the statement of management’s responsibility for the financial statements as signed by the management of the Company and included in any published document.

•         Obtain explanations for communication to the Board for all significant variances between comparable reporting periods.

•         Ensure that adequate procedures are in place for the review of the Company’s public disclosure of financial information extracted or derived from the Company’s financial statements and periodically assess the adequacy of those procedures.

•         Monitor the application and update, as necessary, of the Company’s Disclosure Policy.

5.2      Internal Control

•         With the assistance of the external auditor, the Chief Financial Officer and the Chief Audit Executive, consider the effectiveness and the adequacy of the Company’s internal control systems, including information technology security and control.

•         Take all reasonable measures to ensure that the Board and management comply with all of the Company’s policies or practices relating to business ethics and integrity (including the Authorities and Limits Policy and the Segregation of Duties Policy).

•         Understand the scope of internal and external auditor’s review of internal control over financial reporting, and obtain reports on any identified weaknesses, deficiencies or significant findings and recommendations, together with management’s responses and actions taken to remedy the issues identified.

•         Review and discuss with the Chief Executive Officer and Chief Financial Officer the process for the certifications to be provided in the Company’s public disclosure documents.

•         Review, monitor, report, and, where appropriate, provide recommendations to the Board of Directors on the Company’s disclosure controls and procedures.

5.3       External Audit

•         Manage the relationship between the Company and the external auditor.

•         Recommend to the Board the appointment or discharge and compensation of the Company’s external auditor.

•         Fill the role as the direct contact for the external auditor.

•         Oversee the work of the external auditor, including the resolution of disagreements between the external auditor and management.

•         Review any suggestions made by the external auditor for improvement of the Company’s operations or internal control.

•         Pre-approve all non-audit services (or delegating such pre-approval if and to the extent permitted by law) to be provided to the Company or its subsidiary entities by the Company’s external auditor.

•         At least annually, review and approve the terms of the external auditor’s (i) annual audit services engagement letter and (ii) the quarterly review services engagement letter; each of these letters shall be signed by the Chair of the Committee.

•         At least annually, review the external auditor’s proposed audit scope and approach, including coordination of audit effort with internal audit function.

•         To the extent practicable, at least annually, review the performance of the external auditor.

•         At least annually, review and confirm the independence of the external auditor by obtaining statements from the auditor on relationships between the auditor and the Company, including non-audit services, discussing the relationships with the auditor and discussing any restrictions placed on them or other difficulties encountered in the course of the audit.

•         At least annually, meet separately with the external auditor to discuss the access to requested information and level of cooperation from management during the performance of their work.

•         On a regular basis, the Chief Executive Officer, the Chief Financial Officer, the Chief Audit Executive, the Chair of the Investment and Risk Committee or any other representative of management whose presence is requested by the Chair of the Committee or any of the Members, and the external auditor shall meet separately with the Committee, in a private session held during the course of a meeting.

•         On a regular basis, review and approve the Company’s hiring policies regarding partners, employees and former employees of the present and former external auditor of the Company.

•         Periodically rotate the lead partner for the external auditor.

5.4      Internal Audit Function

•         Review and approve the charter, nature, scope of work and organizational structure of the internal audit function as well as the annual audit plan and any major changes thereon.

•         Ensure that the internal audit function has the necessary resources to fulfill its mandate and responsibilities.

•         Approve the appointment and dismissal of the Chief Audit Executive, as well as approve his/her performance evaluation and compensation. The Chief Audit Executive shall report directly to the Committee.

•         Periodically review the audit plan status, including a progress report on the internal audit mandates and a follow-up on past due recommendations.

•         Review internal audit reports, including management responses, and ensure that the necessary steps are taken to follow up on important report recommendations.

•         Review with the assistance of the Chief Audit Executive the internal audit budget, resource plan, activities, and organizational structure of the internal audit function.

•         Ensure the independence and effectiveness of the internal audit function, including by requiring that the function be free of any influence that could adversely affect its ability to objectively assume its responsibilities, by ensuring that it reports to the Committee, and by meeting regularly with the Chief Audit Executive without management being present in order to discuss, among others, the questions he/she raises regarding the relationship between the internal audit function and management and access to the information required.

5.5      Compliance

•         Establish procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal controls or auditing matters, and for the confidential, anonymous submission by employees of the Company or its subsidiaries of concerns regarding questionable accounting or auditing matters (the “Complaints of Illegal or Unethical Conduct Policy”).

•         Review the effectiveness of the Complaints of Illegal or Unethical Conduct Policy and follow-up (including disciplinary action) of any instances of non-compliance.

•         Review the findings of any examinations by regulatory agencies, and any auditor observations.

•         Obtain regular updates from management and the Company’s legal counsel regarding compliance matters in respect of the Complaints of Illegal or Unethical Conduct Policy.

5.6      Other Responsibilities

•         Perform other activities related to this Charter as requested by the Board.

•         Investigate and assess any issue that raises significant concern to the Committee, with the assistance, if so required by the Committee, of the Chief Financial Officer, the Chief Audit Executive and/or the external auditor.

•         Evaluate the Committee’s and individual members’ performance on a regular basis.

•         Communicate and collaborate with other committees of the Board of Directors to ensure coordination in the fulfillment of any responsibilities of the Committee which may overlap with the responsibilities of other committees.

6.0      Oversight Function

While the Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Committee to plan or conduct audits or to determine that the Company’s financial statements are complete and accurate or comply with applicable accounting standards, as applicable, and other applicable requirements. These are the responsibilities of management and the external auditor.

7.0      Limitation on Committee’s Duties

Notwithstanding the foregoing and subject to applicable law, nothing contained in this Charter is intended to require the Committee to ensure the Company’s compliance with applicable laws or regulations.

In contributing to the Committee’s discharge of its duties under this Charter, each Member shall be obliged only to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. Nothing in this Charter is intended or may be construed as imposing on any Member a standard of care or diligence that is in any way more onerous or extensive than the standard to which the member of the Board are subject.

The Committee is a committee of the Board and is not and shall not be deemed to be an agent of the Company’s shareholders for any purpose whatsoever. The Board may, from time to time, permit departures from the terms hereof, either prospectively or retrospectively. The terms contained herein are not intended to give rise to civil liability on the part of the Company or its directors or officers to shareholders, security holders, customers, suppliers, competitors, employees or other persons, or to any other liability whatsoever on their part.

8.0      Reporting

The Chair should report to the Board at each Board meeting on the Committee’s activities since the last Board meeting. As required by applicable rules and regulations, the Committee should report annually to shareholders, describing the Committee’s composition, responsibilities and how they were discharged, and any other information required by law. The Committee should also review any other report the Company issues that relates to the Committee’s responsibilities. The Secretary should circulate the minutes of each meeting of the Committee to the members of the Board.

9.0      Access to Information and Authority

The Committee will be granted access to all information regarding the Company that is necessary or desirable to fulfill its duties and all directors, officers and employees will be directed to cooperate as requested by Members. The Committee has the authority to retain, at the Company’s expense, independent legal, financial and other advisors, consultants and experts, to assist the Committee in fulfilling its duties and responsibilities, including sole authority to retain and to approve and pay any such firm’s fees and other retention terms without prior approval of the Board. The Committee also has the authority to communicate directly with the external auditor, the Chief Financial Officer, the Chief Audit Executive as well as any other employee of the Company as it deems necessary.

10.0      Review of Charter

The Committee will, from time to time, review and assess the adequacy of this Charter and recommend any proposed changes to the Board for consideration. The Board may, amend this Charter (as required).